SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2017 to 12/31/2017	7
01/01/2016 to 12/31/2016	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2017 to 12/31/2017	15
01/01/2016 to 12/31/2016	16
Statement of Value Added	17
Management Report	18
Notes to the Financial Statement	27
Reports and Statements
Unqualified Independent Auditors’ Review Report	121
Opinion of the Supervisory Board or Equivalent Body	127
Officers Statement on the Financial Statements	128
Officers Statement on Auditor’s Report	129

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2017
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2017	First prior year 12/31/2016	Second prior year 12/31/2015
1	Total assets	42,365,935	41,716,949	0
1.01	Current assets	7,642,103	7,989,806	0
1.01.01	Cash and cash equivalents	393,504	1,466,746	0
1.01.02	Financial investments	716,461	758,433	0
1.01.02.02	Financial investments measured at amortized cost	716,461	758,433	0
1.01.03	Trade receivables	2,966,706	2,624,853	0
1.01.04	Inventories	2,951,352	2,504,230	0
1.01.08	Other current assets	614,080	635,544	0
1.01.08.03	Others	614,080	635,544
1.02	Non-current assets	34,723,832	33,727,143	0
1.02.01	Long-term receivables	2,267,226	1,395,962	0
1.02.01.09	Other non-current assets	2,267,226	1,395,962	0
1.02.02	Investments	22,894,885	22,703,508	0
1.02.03	Property, plant and equipment	9,502,411	9,580,126	0
1.02.04	Intangible assets	59,310	47,547	0

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Version: 1

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter 12/31/2017	First prior year 12/31/2016	Second prior year 12/31/2015
2	Total liabilities	42,365,935	41,716,949	0
2.01	Current liabilities	9,175,980	4,108,798	0
2.01.01	Payroll and related taxes	133,774	135,676	0
2.01.02	Trade payables	1,787,392	1,312,183	0
2.01.03	Tax payables	86,496	66,445	0
2.01.04	Borrowings and financing	6,578,171	2,051,882	0
2.01.05	Other payables	515,561	464,531	0
2.01.06	Provisions	74,586	78,081	0
2.01.06.01	Provision for tax, social security, labor and civil risks	74,586	78,081	0
2.02	Non-current liabilities	26,162,582	31,413,623	0
2.02.01	Long term Borrowings and financing	22,454,846	28,196,893	0
2.02.02	Other payables	57,599	76,499	0
2.02.03	Deferred taxes	570,559	587,357	0
2.02.04	Provisions	3,079,578	2,552,874	0
2.02.04.01	Provision for tax, social security, labor and civil risks	555,459	548,537	0
2.02.04.02	Other provisions	2,524,119	2,004,337	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	248,918	265,772	0
2.02.04.02.04	Pension and healthcare plan	908,721	719,266	0
2.02.04.02.05	Provision for losses on investments	1,366,480	1,019,299	0
2.03	Consolidated Shareholders’ equity	7,027,373	6,194,528	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04.02	Earnings reserves	238,976	238,976	0
2.03.04.09	Treasury shares	(238,976)	(238,976)	0
2.03.05	Profits/losses acumulated	(1,291,689)	(1,301,961)	0
2.03.08	Other comprehensive income	3,779,032	2,956,459	0

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Parent Company Financial Statements / Statements of Income (R$ thousand)
Code	Description	Current Quarter 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
3.01	Revenues from sale of goods and rendering of services	10,386,836	8,999,915	0
3.02	Costs from sale of goods and rendering of services	(8,542,284)	(7,353,490)	0
3.03	Gross profit	1,844,552	1,646,425	0
3.04	Operating expenses/income	378,027	(1,432,043)	0
3.04.01	Selling expenses	(680,386)	(612,917)	0
3.04.02	General and administrative expenses	(204,521)	(264,235)	0
3.04.04	Other operating income	799,874	587,390	0
3.04.05	Other operating expenses	(438,776)	(771,938)	0
3.04.06	Equity in income of affiliates and join ventures	901,836	(370,343)	0
3.05	Profit before financial income (expenses) and taxes	2,222,579	214,382	0
3.06	Financial income (expenses)	(2,280,727)	(1,236,385)	0
3.06.01	Financial income	261,754	198,551	0
3.06.02	Financial expenses	(2,542,481)	(1,434,936)	0
3.06.02.01	Net exchange differences over financial instruments	(95,462)	2,001,588	0
3.06.02.02	Financial expenses	(2,447,019)	(3,436,524)	0
3.07	Profit (loss) before taxes	(58,148)	(1,022,003)	0
3.08	Income tax and social contribution	68,420	96,817	0
3.09	Profit (loss) from continued operations	10,272	(925,186)	0
3.10	Profit (loss) from discontinued operations	0	(9,561)	0
3.11 3.99 3.99.01	Consolidated Profit (loss) for the year Earnings per Share - (kings / share) Basic earnings per share	10,272	(934,747)	0
3.99.01.01 3.99.02	Common shares Diluted earnings per share	0.00757	(0.68876)	0
3.99.02.01	Common shares	0.00757	(0.68876)	0

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Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
4.01	Consolidated profit for the year	10,272	(934,747)	0
4.02	Other comprehensive income	822,573	1,165,766	0
4.02.01	Actuarial gains over pension plan of affiliates	2,168	5,403	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	(206,275)	(227,352)	0
4.02.04	Cumulative translation adjustments for the year	170,342	(486,890)	0
4.02.05	Available-for-sale assets	847,849	711,942	0
4.02.10	(Loss) / gain on the percentage change in investments	2,814	1,299	0
4.02.11	Gain (loss) on cash flow hedge accounting	(50,987)	1,005,968	0
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	92,140	77.444	0
4.02.13	Gain (Loss) on net investment hedge from investments in affiliates	(39,893)	77,952	0
4.02.14	Gain (Loss) on business combination	4,415	0	0
4.03	Consolidated comprehensive income for the year	832,845	231,019	0

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current Year 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
6.01	Net cash from operating activities	721,126	1,257,546	0
6.01.01	Cash from operations	1,255,369	290,446	0
6.01.01.01	Profit (loss) for the period	10,272	(934,747)	0
6.01.01.02	Financial charges in borrowing	2,115,117	2,537,652	0
6.01.01.03	Financial charges in lending	(98,511)	(40,557)	0
6.01.01.04	Depreciation, depletion and amortization	642,833	596,443	0
6.01.01.05	Equity in income (losses) of affiliates	(901,836)	370,343	0
6.01.01.06	Deferred income tax and social contribution	(68,420)	(59,299)	0
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	3,427	(29,680)	0
6.01.01.08	Exchange differences, net	270,944	(2,278,812)	0
6.01.01.11	Write-off of PPE and Intangible assets	2,112	39,397	0
6.01.01.12	Provision for actuarial liabilities	(28,605)	(18,899)	0
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(16,854)	6,657	0
6.01.01.14	Gain on business combination	0	(66,496)	0
6.01.01.15	Gain on disposal of available for sale assets	0	(252,023)	0
6.01.01.16	Impairment Fair Value of Transnordestina	0	387,989	0

6.01.01.17	Monetary adjustment related to the Eletrobrás's compulsory loan	(755,151)	0	0
6.01.01.18	Other provisions	80,041	32,478	0
6.01.02	Changes in assets and liabilities	(534,243)	967,100	0
6.01.02.01	Trade receivables - third parties	(420,153)	(172,057)	0
6.01.02.02	Trade receivables - related parties	202,105	204,070	0
6.01.02.03	Inventories	(447,122)	346,514	0
6.01.02.04	Receivables - related parties / Dividends	1,934,839	2,281,801	0
6.01.02.05	Tax assets	(114,878)	297,827	0
6.01.02.06	Judicial deposits	13,275	30,995	0
6.01.02.09	Trade payables	475,209	580,185	0
6.01.02.10	Payroll and related taxes	(1,902)	(6,129)	0
6.01.02.11	Taxes in installments - REFIS	19,863	63,783	0
6.01.02.13	Payables to related parties	93,598	10,278	0
6.01.02.15	Interest paid	(2,278,089)	(2,571,987)	0
6.01.02.18	Interest on swaps paid	1,984	69	0
6.01.02.19	Others	(12,972)	(98,249)	0
6.02	Net cash investment activities	(512,847)	(1,093,142)	0
6.02.01	Investments / AFAC / Acquisitions of Shares	(57,847)	(229,624)	0
6.02.02	Purchase of property, plant and equipment	(551,891)	(1,203,640)	0
6.02.04	Acquisition of intangible assets	-	(1,500)	0
6.02.10	Intercompany loans granted	(57,405)	(125,536)	0
6.02.11	Intercompany loans received	12,993	4,646	0
6.02.12	Exclusive funds	(121)	84,809	0
6.02.13	Financial Investments, net of redemption	41,972	5,166	0
6.02.14	Cash received by disposal of available for sale assets	0	372,537	0
6.02.15	Cash received by disposal of investments - CGPAR	99,452	0
6.03	Net cash used in financing activities	(1,281,521)	(589,034)	0
6.03.01	Borrowings and financing	371,000	100,837	0
6.03.02	Borrowings of cost	(238)	(24,887)	0
6.03.03	Borrowings and financing, related parties	0	40,239	0
6.03.04	Amortization of borrowings and financing	(1,407,940)	(664,931)	0
6.03.05	Amortization of borrowings and financing - related parties	(244,343)	(40,239)	0
6.03.06	Payments of dividends and interests on shareholder´s equity	0	(53)	0
6.04	Exchange rate on translating cash and cash equivalents	0	6,177	0
6.05	Increase (decrease) in cash and cash equivalents	(1,073,242)	(418,453)	0
6.05.01	Cash and equivalents at the beginning of the year	1,466,746	1,885,199	0
6.05.02	Cash and equivalents at the end of the year	393,504	1,466,746	0

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Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2017 to 12/31/2017

(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Ajusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	10,272	822,573	832,845
5.05.01	Profit for the period	-	-	-	10,272	-	10,272
5.05.02	Other comprehensive income	-	-	-		822,573	822,573
5.05.02.04	Translation adjustments for the year	-	-	-	-	170,342	170,342
5.05.02.07	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	(204,107)	(204,107)
5.05.02.08	Available-for-sale assets, net of taxes	-	-	-	-	847,849	847,849
5.05.02.12	(Loss) / Gain on the percentage change in investments	-	-	-	-	2,814	2,814
5.05.02.13	(Loss) / Gain on cash flow hedge accounting, net of taxes	-	-	-	-	41,153	41,153
5.05.02.14	(Loss) / Gain on net investment hedge in foreign subsidiaries	-	-	-	-	(39,893)	(39,893)
5.05.02,15	(Loss)/ Gain on business combination	-	-	-	-	4,415	4,415
5.07	Closing balance	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373

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Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2016 to 12/31/2016 (R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.03	Ajusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.05	Total comprehensive income	-	-	-	(934,747)	1,165,766	231,019
5.05.01	Profit for the period	-	-	-	(934,747)	-	(934,747)
5.05.02	Other comprehensive income	-	-	-		1,165,766	1,165,766
5.05.02.04	Translation adjustments for the year	-	-	-	-	(486,890)	(486,890)
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	(221,949)	(221,949)
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	711,942	711,942
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	1,299	1,299
5.05.02.09	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,083,412	1,083,412
5.05.02.10	(Loss) / gain on net investment hedge in foreign subsidiaries	-	-	-	-	77,952	77,952
5.07	Closing balance	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Current year 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 31/12/2015
7.01	Revenues	13,596,257	11,441,279	0
7.01.01	Sales of products and rendering of services	12,790,843	11,214,780	0
7.01.02	Other revenues	821,455	238,348	0
7.01.04	Allowance for (reversal of) doubtful debts	(16,041)	(11,849)	0
7.02	Raw materials acquired from third parties	(9,814,665)	(8,623,098)	0
7.02.01	Cost of sales and services	(8,822,738)	(7,616,318)	0
7.02.02	Materials, electric power, outsourcing and other	(985,182)	(990,323)	0
7.02.03	Impairment/recovery of assets	(6,745)	(16,457)	0
7.03	Gross value added	3,781,592	2,818,181	0
7.04	Retentions	(642,833)	(596,443)	0
7.04.01	Depreciation, amortization and depletion	(642,833)	(596,443)	0
7.05	Wealth created	3,138,759	2,221,738	0
7.06	Value added received	1,253,363	(450,677)	0
7.06.01	Equity in income of affiliates	901,836	(370,343)	0
7.06.02	Financial income	261,754	198,551	0
7.06.03	Others	89,773	(278,885)	0
7.06.03.01	Others and exchange gains	89,773	(278,885)	0
7.07	Wealth for distribution	4,392,122	1,771,061	0
7.08	Wealth distributed	4,392,122	1,771,061	0
7.08.01	Personnel	1,196,031	1,129,727	0
7.08.01.01	Salaries and wages	891,355	872,840	0
7.08.01.02	Benefits	228,559	195,886	0
7.08.01.03	Severance payment (FGTS)	76,117	61,001	0
7.08.02	Taxes, fees and contributions	547,801	410,640	0
7.08.02.01	Federal	414,033	271,821	0
7.08.02.02	State	133,746	138,818	0
7.08.02.03	Municipal	22	1	0
7.08.03	Remuneration on third-party capital	2,638,018	1,155,880	0
7.08.03.01	Interest	2,450,250	3,436,377	0
7.08.03.02	Leases	11,104	10,721	0
7.08.03.03	Others	176,664	(2,291,218)	0
7.08.03.03.01	Others and exchange losses	176,664	(2,291,218)	0
7.08.04	Remuneration on Shareholders' capital	10,272	(934,747)	0
7.08.04.03	Retained earnings (accumulated losses)	10,272	(934,747)	0
7.08.05	Others	0	9,561	0
7.08.05.01	Gain (loss) on discontinued operations	0	9,561	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet – Assets
(R$ thousand)
Code	Description	Current Quarter 12/31/2017	First prior year 12/31/2016	Second prior year 12/31/2015
1	Total Assets	45,209,970	44,153,623	0
1.01	Current assets	11,881,496	12,444,918	0
1.01.01	Cash and cash equivalent	3,411,572	4,871,162	0
1.01.02	Financial investments	735,712	760,391	0
1.01.02.02	Financial investments at amortized cost	735,712	760,391	0
1.01.03	Trade receivables	2,276,215	1,997,216	0
1.01.04	Inventory	4,464,419	3,964,136	0
1.01.08	Other current assets	993,578	852,013	0
1.01.08.03	Others	993,578	0	0
1.02	Non-current assets	33,328,474	31,708,705	0
1.02.01	Long-term assets	2,591,594	1,745,971	0
1.02.01.06	Deferred tax assets	63,119	70,151	0
1.02.01.09	Other non-current assets	2,528,475	1,675,820	0
1.02.02	Investments	5,499,995	4,568,451	0
1.02.03	Property, plant and equipmet	17,964,839	18,135,879	0
1.02.04	Intangible assets	7,272,046	7,258,404	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet Liabilities
(R$ thousand)

Code	Description	Current Quarter 12/31/2017	First prior year 12/31/2016	Second prior year 12/31/2015
2	Total liabilities	45,209,970	44,153,623	0
2.01	Current liabilities	10,670,050	5,496,683	0
2.01.01	Payroll and related taxes	252,418	253,837	0
2.01.02	Trade payables	2,460,774	1,763,206	0
2.01.03	Tax payables	264,097	231,861	0
2.01.04	Borrowings and financing	6,526,902	2,117,448	0
2.01.05	Other payables	1,059,901	1,021,724	0
2.01.06	Provisions	105,958	108,607	0
2.01.06.01	Provision for tax, social security, labor and civil risks	105,958	108,607	0
2.02	Non-current liabilities	26,251,691	31,272,419	0
2.02.01	Long term Borrowings and financing	22,983,942	28,323,570	0
2.02.02	Other payables	129,323	131,137	0
2.02.03	Deferred tax liabilities	1,173,559	1,046,897	0
2.02.04	Provisions	1,964,867	1,770,815	0
2.02.04.01	Provision for tax, social security, labor and civil risks	719,133	704,485	0
2.02.04.02	Other provisions	1,245,734	1,066,330	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	337,013	347,064	0
2.02.04.02.04	Pension and healthcare plan	908,721	719,266	0
2.03	Consolidated Shareholders’ equity	8,288,229	7,384,521	0
2.03.01	Share Capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04.02	Earnings reserves	238,976	238,976	0
2.03.04.09	Treasury shares	(238,976)	(238,976)	0
2.03.05	Profit/ losses acumulated	(1,291,689)	(1,301,961)	0
2.03.08	Other comprehensive income	3,779,032	2,956,459	0
2.03.09	Profit attributable to the non-controlling interests	1,260,856	1,189,993	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year 01/01/2017 to 12/31/2017	Previous year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
3.01	Revenues from sale of goods and rendering of services	18,524,601	17,148,949	0
3.02	Costs from sale of goods and rendering of services	(13,596,141)	(12,640,042)	0
3.03	Gross profit	4,928,460	4,508,907	0
3.04	Operating expenses/income	(1,944,495)	(2,563,431)	0
3.04.01	Selling expenses	(1,815,107)	(1,696,896)	0
3.04.02	General and administrative expenses	(415,841)	(518,232)	0
3.04.04	Other operating income	824,286	663,509	0
3.04.05	Other operating expenses	(646,944)	(1,076,730)	0
3.04.06	Equity in income of affiliates and jointly operations	109,111	64,918	0
3.05	Profit before financial income (expenses) and taxes	2,983,965	1,945,476	0
3.06	Financial income (expenses)	(2,463,627)	(2,522,427)	0
3.06.01	Financial income	295,074	643,590	0
3.06.02	Financial expenses	(2,758,701)	(3,166,017)	0
3.06.02.01	Net exchange differences over financial instruments	(16,450)	116,948	0
3.06.02.02	Financial expenses	(2,742,251)	(3,282,965)	0
3.07	Profit (loss) before taxes	520,338	(576,951)	0
3.08	Income tax and social contribution	(409,109)	(266,546)	0
3.09	Profit (loss) from continued operations	111,229	(843,497)	0
3.10	Profit (loss) from dicontinued operations	0	(9,561)	0
3.11	Consolidated Profit (loss) for the year	111,229	(853,058)	0
3.11.01	Profit attributable to the controlling interests	10,272	(934,747)	0
3.11.02	Profit attributable to the non-controlling interests	100,957	81,689	0
3.99.01.01	Common shares	0.00757	(0.68876)	0
3.99.02.01	Common shares	0.00757	(0.68876)	0

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current Quarter 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
4.01	Consolidated profit for the year	111,229	(853,058)	0
4.02	Other comprehensive income	822,573	1,065,766	0
4.02.01	Actuarial gains over pension plan of affiliates	(12)	87	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	(203,022)	(219,417)	0
4.02.03	Income tax and social contribution on actuarial (losses) gains in pension plan	(1,073)	(2,619)	0
4.02.04	Cumulative translation adjustments for the year	170,342	(486,890)	0
4.02.05	Available-for-sale assets	847,849	711,942	0
4.02.09	(Loss) / gain on the percentage change in investments	2,814	1,299	0
4.02.10	Gain (loss) on cash flow hedge accounting	(50,987)	1,005,968	0
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	92,140	77,444
4.02.12	Gain (Loss) on net investment hedge in foreign subsidiaries	(39,893)	77,952	0
4.02.13	Gain(Loss) on business combination	4,415	0	0
4.03	Consolidated comprehensive income for the year	933,802	312,708	0
4.03.01	Attributed to controlling Shareholders	832,845	231,019	0
4.03.02	Attributed to non-controlling Shareholders	100,957	81,689	0

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
6.01	Net cash from operating activities	571,851	275,918	0
6.01.01	Cash from operations	3,338,379	2,291,521	0
6.01.01.01	Profit attributable to the controlling interests	10,272	(934,747)	0
6.01.01.02	Results of non-controlling shareholders	100,957	81,689	0
6.01.01.03	Financial charges in borrowing	2,346,598	2,944,558	0
6.01.01.04	Financial charges in lending	(54,777)	(58,731)	0
6.01.01.05	Depreciation, depletion and amortization	1,453,335	1,322,497	0
6.01.01.06	Equity in gain (loss) of affiliates	(109,111)	(64,918)	0
6.01.01.08	Deferred tax	50,128	60,368	0
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	10,166	(25,642)	0
6.01.01.10	Exchange differences, net	250,660	(1,038,018)	0
6.01.01.11	Gain (loss) of derivative financial instruments	(28,503)	(5,467)	0
6.01.01.12	Monetary adjustment related to the Eletrobrás's compulsory loan	(755,151)	0	0
6.01.01.13	Residual value of permanent assets written off	28,127	88,339	0
6.01.01.14	Gain on repurchase of debt securities	0	(146,214)	0
6.01.01.15	Provision for actuarial liabilities	(36,953)	(18,803)	0
6.01.01.16	Gain on business combination	0	(66,496)	0
6.01.01.17	Gain on disposal of available for sale assets	0	(252,023)	0
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	(10,051)	18,133	0
6.01.01.19	Impairment fair value of Transnordestina	0	387,989	0
6.01.01.20	Other provisions	82,682	(993)	0
6.01.02	Changes in assets and liabilities	(2,766,528)	(2,015,603)	0
6.01.02.01	Trade receivables - third parties	(300,449)	(388,469)	0
6.01.02.02	Trade receivables - related parties	14,449	(3,956)	0
6.01.02.03	Inventories	(442,109)	947,834	0
6.01.02.04	Receivables from related parties	68,224	34,082	0
6.01.02.05	Tax assets	(100,470)	275,018	0
6.01.02.06	Judicial deposits	(6,720)	38,910	0
6.01.02.08	Trade payables	667,032	482,009	0
6.01.02.09	Payroll and related taxes	(3,658)	(5,691)	0
6.01.02.10	Taxes in installments - REFIS	23,775	(253,374)	0
6.01.02.12	Payables to related parties	46,081	(9,726)	0
6.01.02.14	Interest paid	(2,634,931)	(3,050,036)	0
6.01.02.15	Interest on swaps paid	0	(3,999)	0
6.01.02.16	Interest received	0	19,636	0
6.01.02.17	Other	(97,752)	(97,841)	0
6.02	Net cash used in investing activities	(1,049,224)	(2,305,168)	0
6.02.01	Investments / Advances for future capital increase	0	(190,435)	0
6.02.02	Purchase of property, plant and equipment	(1,059,481)	(1,628,694)	0
6.02.04	Receipt/payment in derivative transactions	30,453	(722,443)	0
6.02.05	Purchase of intangible assets	(622)	(3,119)	0
6.02.06	Intercompany loans granted	(49,072)	(96,461)	0
6.02.07	Intercompany loans received	4,819	0	0
6.02.08	Financial Investments net of redemption	24,679	3.208	0
6.02.11	Cash and cash equivalents on acquisition of control	0	941	0
6.02.12	Cash received by disposal of the investment from discontinued operations	0	331,835	0
6.03	Net cash used in financing activities	(993,755)	(883,012)	0
6.03.01	Borrowings and financing	534,506	100,837	0
6.03.02	Cost of borrowing	(238)	(26,844)	0
6.03.05	Amortization of borrowings and financing	(1,528,023)	(805,854)	0
6.03.07	Payments of dividends and interests on shareholder´s equity	0	(53)	0
6.03.09	Buyback of debt securities	0	(151,098)	0
6.04	Exchange rate on translating cash and cash equivalents	11,538	(77,628)	0
6.05	Increase (decrease) in cash and cash equivalents	(1,459,590)	(2,989,890)	0
6.05.01	Cash and equivalents at the beginning of the year	4,871,162	7,861,052	0
6.05.02	Cash and equivalents at the end of the year	3,411,572	4,871,162	0

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2017 to 12/31/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	10,272	822,573	832,845	100,957	933,802
5.05.01	Profit for the year	-	-	-	10,272	-	10,272	100,957	111,229
5.05.02	Other comprehensive income	-	-	-	-	822,573	822,573	-	822,573
5.05.02.04	Translation adjustments for the year	-	-	-	-	170,342	170,342	-	170,342
5.05.02.07	Actuarial (loss)/gains on pension plan, net of taxes	-	-	-	-	(204,107)	(204,107)	-	(204,107)
5.05.02.08	Available-for-sale assets, net of taxes	-	-	-	-	847,849	847,849	-	847,849
5.05.02.12	(Loss) /Gain on the percentage change in investments	-	-	-	-	2,814	2,814	-	2,814
5.05.02.13	(Loss) / Gain on cash flow hedge accounting, net of taxes	-	-	-	-	41,153	41,153	-	41,153
5.05.02.14	(Loss) / Gain on net investment hedge in foreign subsidiaries.	-	-	-	-	(39,383)	(39,383)	-	(39,893)
5.05.02.15	(Loss)/Gain on business combination	-	-	-	-	4,415	4,415	-	4,415
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(30,094)	(30,094)
5.06.07	Non-controlling interests in affiliates	-	-	-	-	-	-	(30,094)	(30,094)
5.07	Closing balance	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 12/31/2016 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses	Other comprehensive income	Shareholders' equit	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	-	-	-	(934,747)	1,165,766	231,019	81,689	312,708
5.05.01	Profit for the year	-	-	-	(934,747)	-	(934,747)	81,689	(853,058)
5.05.02	Other comprehensive income	-	-	-	-	1,165,766	1,165,766	-	1,165,766
5.05.02.04	Translation adjustments for the year	-	-	-	-	(486,890)	(486,890)	-	(486,890)
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	-	(221,949)	(221,949)	-	(221,949)
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	711,942	711,942	-	711,942
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	1,299	1,299	-	1,299
5.05.02.09	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,083,412	1,083,412	-	1,083,412
5.05.02.10	(Loss) / gain on net investment hedge in foreign subsidiaries.	-	-	-	-	77,952	77,952	-	77,952
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(19,475)	(19,475)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(19,475)	(19,475)
5.07	Closing balance	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Current Year 01/01/2017 to 12/31/2017	First prior year 01/01/2016 to 12/31/2016	Second prior year 01/01/2015 to 12/31/2015
7.01	Revenues	21,945,416	19,793,391	0
7.01.01	Sales of products and rendering of services	21,204,594	19,587,410	0
7.01.02	Other revenues	759,964	227,979	0
7.01.04	Allowance for (reversal of) doubtful debts	(19,142)	(21,998)	0
7.02	Raw materials acquired from third parties	(14,196,504)	(13,596,651)	0
7.02.01	Cost of sales and services	(11,540,509)	(10,827,219)	0
7.02.02	Materials, electric power, outsourcing and other	(2,621,653)	(2,699,488)	0
7.02.03	Impairment/recovery of assets	(34,342)	(69,944)	0
7.03	Gross value added	7,748,912	6,196,740	0
7.04	Retentions	(1,453,335)	(1,322,497)	0
7.04.01	Depreciation, amortization and depletion	(1,453,335)	(1,322,497)	0
7.05	Wealth created	6,295,577	4,874,243	0
7.06	Value added received	538,744	(390,560)	0
7.06.01	Equity in income of affiliates	109,111	64,918	0
7.06.02	Financial income	295,074	643,590	0
7.06.03	Others	134,559	(1,099,068)	0
7.06.03.01	Others and exchange gains	134,559	(1,099,068)	0
7.07	Wealth for distribution	6,384,321	4,483,683	0
7.08	Wealth distributed	6,384,321	4,483,683	0
7.08.01	Personnel	2,230,733	2,031,183	0
7.08.01.01	Salaries and wages	1,746,040	1,623,744	0
7.08.01.02	Benefits	372,791	314,698	0
7.08.01.03	Severance payment (FGTS)	111,902	92,741	0
7.08.02	Taxes, fees and contributions	1,576,352	1,216,681	0
7.08.02.01	Federal	1,255,441	953,466	0
7.08.02.02	State	298,299	254,950	0
7.08.02.03	Municipal	22,612	8,265	0
7.08.03	Remuneration on third-party capital	2,916,007	2,079,316	0
7.08.03.01	Interest	2,745,482	3,282,816	0
7.08.03.02	Leases	28,991	23,848	0
7.08.03.03	Others	141,534	(1,227,348)	0
7.08.03.03.01	Others and exchange losses	141,534	(1,227,348)	0
7.08.04	Remuneration on Shareholders' capital	111,229	(853,058)	0
7.08.04.03	Retained earnings (accumulated losses)	10,272	(934,747)	0
7.08.04.04	Non-controlling interests in retained earnings	100,957	81,689	0
7.08.05	Others	0	9,561	0
7.08.05.01	Gain (loss) on discontinued operations	0	9,561	0

2017 MANAGEMENT REPORT

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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1-     MESSAGE FROM MANAGEMENT

In 2017, Brazil started to show the first signs of economic recovery. The figures are still modest and indicate a slow recovery in employment, consumption and production. At the same time, the international market is still unfavorable, particularly the steel sector. In such a challenging environment, the word that best defined CSN's performance was ‘resilience’.

Within the Steel segment, CSN production totaled 4.4 million tons and sold 4.9 million tons. The domestic market's consumption reached 58%, and we exported 42% of our production, maintaining the market diversification strategy adopted in recent years. These figures demonstrate CSN's ability to remain competitive, with one of the world's lowest production costs, despite a still retracted domestic market and an international market marked by high steel supply and protective measures.

The efficiency of the Mining and Logistics segments ensured the expected results for the year. We sold 33 million tons of iron ore in 2017.

In the cement sector, in which the downturn in the Civil Construction market is significant, CSN continued to expand its markets and reached an annual production capacity of 4.7 million tons, with its production units in Minas Gerais (Arcos) and in the state of Rio de Janeiro (Volta Redonda).

It is still too early to say that Brazil has totally overcome the economic and political crisis. However, the outlook for 2018 is better than the previous year, which motivates us even more to remain resilient, determined and driven to contribute to Brazil's recovery process.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to this integrated production system and exemplary management, CSN’s production costs are among the lowest in the sector where it operates.

CSN has an installed capacity of 6.9 million tons of crude steel, with 5.4 million of flat steel and 1.5 million of long steel (0.4 million at UPV and 1.1 million at SWT), reaching 4.9 million tons sold in 2017, 58% of which in the domestic market and 42% in exports and sales by our overseas subsidiaries.

In 2017, CSN produced and sold approximately 3.3 million tons of cement from two production units located in Volta Redonda (RJ) and Arcos (MG).

CSN is one of the largest industrial electricity consumers in Brazil, holding electricity generation assets through interest in consortiums of hydropower plants. It also generates energy integrated to its production process, thereby ensuring its energy self-sufficiency.

3- OUTLOOK, STRATEGY and INVESTMENTS

CSN has been investing in its five operational segments to enhance its units’ competitive advantages and review the Company’s business portfolio and projects to maximize the return to the shareholders.

3.1- STEEL

The Presidente Vargas Steelworks in Volta Redonda is CSN’s most important steel production unit, with an installed crude steel production capacity of 5.8 million tons per year, of which 5.4 million is flat steel and 0.4 million is long steel. In 2017, the plant produced 4.4 million tons of crude steel, 4.2 million of flat steel and 0.2 million of long steel, representing 1.2 million tons more than in 2016 due to the return of the operation of blast furnace 2, and the production of rolled products reached 3.7 million tons. In addition to its units in Brazil, CSN has three subsidiaries abroad: CSN LLC, in the State of Indiana, U.S.A., Lusosider, in Portugal, and SWT - Stahlwerk Thuringen, in Germany.

3.2- MINING

In 2017, the Company sold approximately 33 million tons of iron ore, of which 5.2 million tons went to the Presidente Vargas Steelworks. In turn, Tecar, a port terminal operated by CSN Mineração and located in Itaguaí Port, shipped approximately 28 million tons of iron ore in 2017.

3.3- CEMENT

In 2017, CSN produced 3.3 tons of cement. Last year, the Company began the second clinker production line, in Arcos (MG). Currently, CSN is self-sufficient in the production of cement with an installed capacity of 4.7 million tons per year.

3.4 – LOGISTICS

Ports

Tecon, a port managed by Sepetiba Tecon, a subsidary of CSN, is the largest terminal in terms of container turnover in Rio de Janeiro and one of the largest in its segment in Brazil. Tecon has capacity to 600,000 TEUs (Twenty-Foot Equivalent Unit) per year.

Railways

CSN retains an interest in three rail companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL Ferrovia Transnordestina Logística.

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MRS

CSN holds, directly and indirectly, a 34.94% interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro – São Paulo – Belo Horizonte corridor.

MRS's main business segment is the heavy haul client (cargoes of iron ore, coal and coke), which transported around 120 million tons in 2017, equivalent to 70% of the Company's total.

In the container segment, MRS maintained its position among the largest transporters in the national rail sector, transporting 1.84 million containers in 2017, compared to 1.78 million containers in 2016 and 1.53 million in 2015.

MRS’ rail services play a vital role in supplying raw materials and the disposal of final products. Total iron ore, coke and coal consumed by the Presidente Vargas Steelworks is transported by MRS, as well as as part of the steel produced by CSN.

Transnordestina Logística S.A. (TLSA)

TLSA is the concession holder for the construction of Nova Transnordestina, a 1,753 km railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s projected annual operating capacity of 30 million tons will play a crucial role in the development of the Northeast region, providing logistical support for the oil and by-product, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL operates the former Northeastern network of the RFFSA, traversing seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current operating capacity of around two million tons per year, with emphasis to fuel cargo, cement and pulp, among others. Currently, FTL’s operational railway network connects the states of Maranhão, Piauí and Ceará through its 1,191 kilometers. The traffic on the remaining rail stretches has been suspended. Said stretches are under negotiations to return to the ANTT and DNIT.

4-     MAIN CORPORATE EVENTS

In 2017, no relevant corporate event or transaction was held under the terms of the legislation in force.

5- CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Company’s transparency and exposure through new coverage by financial institutions and participation in events and conferences.

Capital Stock

CSN’s capital stock is divided into 1,387,524,047 book-entry common shares with no par value, each common share having the right of one vote at the Company’s Shareholders’ Meetings.

Controlled by Vicunha Aços S.A., Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil S.A., which retain 49.21%, 4.19%, 0.29% and 0.36% of the Company’s total capital, respectively, CSN’s management is exercised by the Board of Directors and Board of Executive Officers.

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CSN – Ownership Breakdown on December 31, 2017 (%)

*Controlling Group

Annual Shareholders’ Meeting

In accordance with the prevailing legislation, once a year the shareholders meet at the Annual Shareholders’ Meeting to examine management’s accounts and the financial statements, resolve on the allocation of annual net income and the eventual payment of dividends, and every two years, also deliberated on the election of the members of the board of Directors. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to resolve on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors comprises up to eleven members, who meet on a routine basis on the dates established by the annual calendar, at least on every quarter and on an extraordinary basis whenever necessary. Members are elected for a two-year term of office, re-election being permitted. The current Board of Directors is composed of six members. Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the Executive Officers and may, if necessary, constitute special advisory committees.

Board of Executive Officers

Currently composed of five Officers, one of whom is the CEO, the Board of Executive Officers is responsible for managing and administering the Company's social businesses, respecting the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. The members of the Board of Executive Officers meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include reviewing the financial statements and other public information about the Company’s operating performance and financial condition and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits.

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Internal Audit

CSN maintains an Internal Audit Department, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. It is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image.

Independent Auditors

The independent auditors, Grant Thornton, who provided auditing services to CSN and its subsidiaries in 2017, were also hired to issue an opinion about the quarterly and annual financial statements and services in addition to the examination of the financial statements. It is the understanding of both the Company and its independent auditors that such services do not affect the independence of auditors.

Amounts related to services provided by the Company’s auditors	(R$ ‘000)
External audit fees	5,889
External audit fees during year 12/31/2016*	3,073
Other services audit fees	354
Total	9,316

(*) refers to additional fees to the amount contracted for the conclusion of the auditing of the financial statements for the year ended 12/31/2016 by the independent auditors, Deloitte Touche Tohmatsu, who in 2016 rendered services to CSN and its subsidiaries. The review was closed on 10/27/2017.

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity. In accordance with CVM Instruction 480/09, the Board of Executive Officers declared on 03/26/2018 that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2017.

Sarbanes-Oxley Act

The Company’s governance structure includes Corporate Risk Management, which reports to the Risk and Compliance Department whose responsibilities include assessing the risks that may impact the financial statements and defining internal controls to mitigate such risks, together with the managers responsible for business processes. The Company evaluates the effectiveness of its internal control structure, in compliance with 2013 COSO principles and the Sarbanes-Oxley Act (SOX), and the result of this assessment is reported to senior management and to the Audit Committee.

The Company’s governance structure also includes the Internal Audit department, responsible for auditing business processes and the independent monitoring of internal controls.

On December 31, 2016, the Company did not maintain effective controls related to the process of monitoring and reviewing complex and non-routine or uncommon transactions, which resulted in a material weakness identified in our control environment, and included the following areas or transactions: (i) recoverable amount of investments in jointly-owned subsidiaries; (ii) realization of deferred income tax; (iii) business combinations and the respective income tax impacts; (iv) recognition of revenue from a new type of sale; (v) impairment of goodwill and (vi) monitoring of non-financial obligations in loan agreements. This material weakness resulted in auditing adjustments to the Company's consolidated financial statements for previous periods. However, the Company assessed that this material weakness did not impact the financial statements of December 31, 2016, demonstrating, in all material respects, its financial position, operating results, capital position and cash flow.

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Code of Ethics

The CSN companies maintain a Code of Ethics, whose objective is to establish guidelines governing the personal and professional conduct expected in relations with employees, clients, shareholders, suppliers, communities, competitors and the environment. The code is made available to all stakeholders and business partners, and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and is available at www.csn.com.br.

The Company’s Risk and Compliance Department is responsible for the Integrity Program aimed at ensuring business transparency and compliance with the standards of ethical conduct in the exercise of our activities. This process includes the continuous training of employees and the monitoring of compliance with laws, regulations, internal policies and standards. In 2016, the Company was granted the “Pro-Ética” Seal issued by the Ministry of Transparency, Surveillance and Comptroller-General of Brazil. The seal was the result of the annual evaluation of the Integrity Program, and it reflects the efforts made by the public and private sectors to foster a corporate environment that is fairer, more ethical and more transparency.

The Company also provides whistleblowing channels for reporting improper conduct or suspicions. The employees, third parties and external audiences can blow the whistle anonymously, or identify themselves. Secrecy, confidentiality and non-retaliation are assured. Complaints are handled by Compliance Investigation Management, which reports to the Risk and Compliance Department.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper timeframes, in accordance with CVM Instruction 358/2002 and Section 409 – Real Time Issuer Disclosure of the Sarbanes-Oxley Act. In late 2016, the Company approved a new Disclosure and Trading Policy that changed the way it discloses its Material Acts and Facts, which are now published in the News Portal of the Folha de São Paulo newspaper, as well as on the websites of the Comissão de Valores Mobiliários [Brazilian Securities Commission], and the B3 S.A. – Brasil Bolsa, Balcão [São Paulo Stock Exchange], as well as on the Company’s Investor Relations website.

6- INNOVATION

The Company has a tradition of pioneering spirit and innovation as an intrinsic part of its history. CSN's Research, Development and Innovation Center has been recognized for developing new products and new solutions to the market. This represents the true essence of its activities, turning innovation into the engine powering economic growth. CSN faces the daily challenge of meeting the market's demand with innovation.

Through the management of intellectual property rights, including trademarks, patents, and industrial designs, the adequate protection for the Company is ensured, as well as sales through contracts for the technological transfer of know-how resulting from its own innovation developments.

One of the highlights of CSN's Strategic Innovation Plan is the Product Innovation project with Industrial-Scale Development of Advanced High-Strength Steels used in the Automobile Industry, including development, commercial supply and technical services for its application. The goal is to reduce fuel consumption and its impact on the environment. The polyphase AHSS (Advanced High-Strength Steels) meets the global demand for materials produced in accordance with current processing methods, offering products of high mechanical strength and good forming ability, fully complying with the manufacturing requirements from automakers, vehicle safety, mass reduction and fuel consumption.

The new polyphase AHSS can be classified as Ferrite-Bainite, Dual-Phase (biphasic), steels with deformation-induced transformation or TRIP-Transformation-Induced-Plasticity, Complex-Phase (CP) steels and martensitic steels obtained in continuous production lines.

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7- PEOPLE

CSN’s People Management model is based on the conviction that human capital is our competitive advantage and the best way to ensure our performance in the market where we operate. We transform knowledge into a successful trajectory, based on passion, dedication and competence that generate opportunities, achievements and recognitions.

CSN’s integrated and efficient people management is based on five pillars: Attract; Align and Engage; Evaluate; Develop; Recognize and Reward, investing in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

Faced with a challenging year, we reinforce our Essence of Do it Well, Do More and Do it Forever, contributing to the evolution of our leadership through the Leadership School. We highlight the implementation of the following modules: Self-knowledge for Coordinators, Supervisors and Managers, Challenges of First Management for Coordinators and Supervisors, Leading Leaders for Managers and Leadership Dimensions for Senior Management.

We once again reaffirm that we act as owners, choosing the best strategies to overcome the obstacles faced in 2017. We are working together for the sustainability of the business.

To maintain a high-performing and qualified team, each year, we improve our programs to attract, develop and retain talent at different levels. These programs are in line with our strategic guidelines. In 2017, we invested 31,835 thousand hours in training, with the goal of generating knowledge and developing the skills necessary to achieve corporate goals.

We received 923 applications in the Ciranda do Conhecimento Program, where the training modules are taught by internal employees who have specific knowledge in several academic areas.

The Company maintains several strategies to ensure the valorization and the incentive to the development of its employees. One of these initiatives is the SuperAção Program – Performance Evaluation system for all CSN Group employees. The results guide the Individual Development Plan, elect potential successors and support the recognition and reward process.

The great milestone of this year was the simultaneous conduction of the Career and Succession process, which aims to identify potential successors for CSN group's leadership positions. Through this program we obtained the succession trees of the Company’s leaders. A program to accelerate these potential successors through practical and real learning experiences was also developed. The 70/20/10 learning model will guide all the Company’s training actions.

Another highlight was the redesign of the Internship Program with focus on the development of these young people. Our model aims to accelerate the development of young people by training talents with potential to occupy effective positions in the medium and long term, in line with their development interests and organizational needs, as well as contribute to the country's development through education and professionalization.

We have established partnerships with several educational institutions for university extension and languages courses, with special prices to our employees, encouraging their qualification.

CSN closed 2017 with 24,045 direct employees and 10,509 indirect employees, representing a turnover rate of around 18.9%, one of the lowest in the industrial sector.

8 - SOCIAL RESPONSIBILITY

CSN’s social responsibility projects are created to value the potential of each region where it operates and their respective communities, in partnership with the local government and society. From 2006 to 2017, the amount invested by CSN surpassed R$181 million. In 2017 alone, investments amounted to R$14.2 million in the educational, cultural, sporting and health areas through CSN Foundation initiatives and through projects developed by partner institutions, supported by tax incentives.

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The CSN Foundation remains committed to the democratization of access to quality education. It maintains two technical schools: the Pandiá Calógeras Technical School, in Volta Redonda/RJ and the Technological Education Center, in Congonhas/MG. In 2017, these technical schools had 1,013 students enrolled, 529 of whom on scholarships. The international scholarship program for young women had 781 students enrolled, competing for 30 scholarships. The selected students attended the Prep-Program Course in partnership with the Estudar Foundation, which offers support for young people who want to study abroad. In addition, they had access to an online English language teaching platform for 12 months with exclusive support. In 2017, 21 scholarship holders traveled to New York for educational and cultural experiences. The CSN Foundation has an outstanding role in training young apprentices with the aim of encouraging them to enter the labor market and, in 2017, it has trained 422 young people. The Hotel-Escola Bela Vista and the Vila Business Hotel, CSN Foundation’s new unit, both in Volta Redonda, annually offer a training course in hospitality, providing professional qualification in several areas. In total, 1,123 young people have been trained since 2007. In 2017, 111 young people completed the course.

The Garoto Cidadão Project, in partnership with municipal governments, provides socially vulnerable children and teenagers, aged between 8 and 17 years old, with social and cultural activities in the hours before and after school, in the municipalities of Volta Redonda and Itaguaí, in Rio de Janeiro, Congonhas and Arcos, in Minas Gerais and Araucária, in Paraná. It offers music, theater, dance and visual arts classes, among other activities such as the Life Project, which prepares the students for after they leave the project, guiding them to pursuit their dreams and accomplish personal and professional goals. In 2017, the project provided social and cultural activities to 1,500 children and teenagers.

Among the initiatives sponsored by CSN, we highlight the implantation of the Jewish Museum and the Jewish Immigration Memorial program, as well as the sports training projects of the Grêmio Osasco Audax club. Within the Senior Citizens’ Fund, CSN sponsored the Cancer Hospital of Barretos; within the Children’s Fund, the GRAACC; and the Integrated Tumor Bank of the Albert Einstein Hospital, within the National Cancer Care Support Program (PRONON).

Throughout 2017, the Foundation closed 8 partnerships with municipal governments, state bodies and municipal councils with the goal of strengthening public policies related to the well-being of children and teenagers. The training was carried out by the Foundation's professionals, according to the needs of each community where CSN operates, and aimed at public managers and professionals who work directly with the management and construction of public policies for the protection and well-being of children and young people.

9 - SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

CSN maintains various social, environmental and sustainability management instruments in order to act in a purposeful way and meet the needs of the various stakeholders involved in the communities and businesses where it operates. The Company's sustainability practices have as main objectives the creation of sustainable values and the management of environmental risks; the optimization and efficiency in the use of natural resources and the control of potential impacts. The Company has an Environmental Management System (EMS), in compliance with the requirements of the international standard ISO 14001, managed by the Internal Environmental Management Committee, consisting of specialists from different areas of the Company's several units. The Committee acts proactively to prevent possible environmental damage. As the ISO 14001 was revised in 2015, the certified units migrated to the new version in 2017, and one unit will migrate in 2018.

The Environmental Management System development is under the responsibility of the Internal Environmental Management Committee (CIGA), which includes professionals of the environmental and operating areas of the units. This group meets periodically to exchange information and develop continuous improvement of the EMS, and to detect and prevent possible environmental impacts.

With the threat of water shortages, especially in the Southeast, CSN has been proceeding with various initiatives to ensure the more efficient use of water in its production processes, exemplified by a water reuse ratio of more than 94% at the Presidente Vargas Steelworks (UPV). In order to reach this figure, CSN implemented the recirculation and cooling water system of the UPV Carbochemical Unit in 2017, consequently reducing the collection of 3,0 thousand m³/h of water from the Paraíba do Sul River. The project, budgeted at 80 million reais, in addition to increasing the water reuse ratio of the unit also eliminated any possibility of oil leakage from this unit to the Paraíba do Sul River. With the preparation of the Water Inventory in its main units, it was possible to develop plans and measures to improve their efficiency and reduce potential impacts.

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Since 2010, CSN has been undertaking an inventory of its greenhouse gas emissions in line with GHG Protocol guidelines, in order to provide input for managing carbon, mitigating risks and adapting to climate change. For the third consecutive year, the Company received the Gold Seal of the Brazilian GHG Protocol Program for having disclosed the emissions of all its units, which were submitted to external verification. As requested by investors, the Company reports on a yearly basis, to the Carbon Disclosure Project (CDP), the guidelines it follows regarding climate change, supply chain and water resources.

The Company has also adopted other sustainability strategies: since 2012, CSN has participated in the Climate Forum promoted by the Ethos Social Responsibility Institute. In 2015, the Company joined the “Open Letter to Brazil on Climate Change” initiative, according to which the Brazilian government would assume a leading role during the 21st United Nations Framework Convention on Climate Change (UNFCCC), or COP-21.

The Company’s environmental guidelines also include the monitoring of dams, used to contain tailings from the processing cycle of mining activities. Pursuant to DNPM Ordinance 70,389/2017, all the Company's dams are audited by independent companies specialized in the subject, aimed at certifying the stability of the dams and identifying preventive actions to ensure this stability. CSN Mineração’s Dam Safety Plan and Emergency Action Plan for Mining Dams (PAEBM) have been finalized with all necessary consolidated volumes, in compliance with the DNPM ordinance.

CSN always acts aimed at minimizing the negative impacts of its operations, as well as investing in environmental preservation and education initiatives, confirming its commitment to the quality of life of future generations. CSN has an important social front which is the Environmental Education Program (PEA), an initiative managed by the CSN Foundation, with focus on the Arcos (MG) and the Congonhas Minérios S.A. (MG) units, in order to reaffirm its commitment to the transformation of values and behaviors through new habits and knowledge. The environmental education project with a special focus on issues related to historical and natural heritage, in places where the Company operates and that are related to its activities, uses art as a dialogue tool between public school students, teachers and the Company's employees.

Finally, CSN has been constantly mapping its stakeholders and, since 2012, it uses mapping criteria to assess environmental, social and economic impacts, in accordance with the Global Reporting Initiative (GRI) guidelines, for all its operations. The data and indicators obtained in this process allow CSN to monitor its performance and assess its exposure to social and environmental risks and future opportunities.

10 - DISCLAIMER

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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                                                               (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the UPV in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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 In the fourth quarter of 2016, the Company started the operation of its second clinker production line in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the  former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction, and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and CSN Mineração S.A. (“CSN Mineração”), the Company operates the Container Terminal (“Tecon”) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“Tecon”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 27 - “Segment Information” details the financial information per each of CSN´s business segment.

•       Going Concern

 In 2017, the Company amortized principal and interest in the approximate amount of R$4.2 billion of its loans and financing. Until March 2019, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$8.9 billion, after the local debt reprofiling.

The financial leverage may adversely affect the businesses, financial conditions and operating results. Which can entail the following considerations:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure (i) to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

•         Increase in the economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

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The Company’s ability to continue operating depends, therefore, on the achievement of operating targets defined by Management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, Management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms.

This plan was started in 2015, with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. In 2017, Management remained committed to the plan to extend it debt payment term, mainly those of short term, working on the renegotiation of borrowings at R$ 1.5 billion.

In February 2018 we concluded the renegotiation of R$4,98 billion of our outstanding debt with Banco do Brasil, postponing the maturities of 2018 through 2022 up to 2024. In February 2018 we issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, we made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on Management’s cash flow projections that covered the period until December 2018 as of the date of these financial statements, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, Management believes that the Company has appropriate resources to continue as a going concern in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2017 have been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil in compliance with Brazilian Corporate Law, pronouncements, guidelines and Interpretations issued CPC (Accounting Pronouncements Committee),  rules issued by CVM (Brazilian Securities Commission) and  International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (IASB) and highlight all the relevant information of the financial statements, and only this information, which correspond to those used by the Company's management.

The preparation of financial statements in conformity with IFRS and CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity, or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS and the CPC allows us to option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

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The consolidated and parent company interim financial statements were approved by the Board of Directors on March 26, 2018.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2017 and 2016 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

	Equity interests (%)
Companies	12/31/2017	12/31/2016	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U. (1)	100.00	100.00	Equity interests
CSN Export Europe, S.L.U. (1)	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A. (2)	99.99	100.00	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A. (3)	-	100.00	Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.(4)	-	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda. (4)	-	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas (2)	99.99	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L (5)	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN	100.00	100.00	Commercial representation,sale of steel and related activity
Lusosider Ibérica S.A. (6)	99.94		Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda. (6)	87.52		Sale and commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	49.02	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 8.a, where is disclosed business information under the equity method and classified as available for sale.

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•   Events in 2017:

(1)  On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct. In addition, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017;;

(2) Transfer of 1 share in August 2017;

(3) Company sold to the CSN Mineração and in August 2017 was incorporated by the same subsidiary.

(4) Companies liquidated in July 2017;

(5) New corporate name of Namisa International Minérios SLU, amended in September 2017;

(6) Companies constituted in 2017;

•                      Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2017	12/31/2016	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

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In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

•                     Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial costs, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial costs, cost of sales, net sales and income tax and social contribution.

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Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Parent company financial statements

In the parent company financial statements, investments in subsidiaries and associates are accounted for by the equity method. To get the same result and equity attributable to equity holders in parent company and consolidated financial statements, are made in both financial statements, the same practice of adjustments upon adoption of IFRS and CPCs.

2.d) Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2017 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2017, US$1 is equal to R$3.3080 (R$3.2591 at December 31, 2016) and €1 is equal to R$3.9693 (R$3.4384 at December 31, 2016), according to the rates obtained from Central Bank of Brazil website.

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as financial income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

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Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded into other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 4.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of their legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

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Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2.i) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The payment obligation transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.j) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 11. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

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The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of than where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.k) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified in line item ‘’other assets’’ in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions from business combination is recognized as intangible assets in the consolidated financial statements. In the parent company statements, goodwill is included in investments. The gain on purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs of CGUs that are expected to benefit from the business combination in which the goodwill arose, and recalling that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives from one to five years.

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2.l) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized by the exciding value of an asset´s recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.m) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will flow back to CSN. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan. The present value of economic benefits is calculated taking into account the funding requirements applicable to the Company’s plans. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. Whenbenefits became vesting rights, all actuarial gains or losses are immediately recognized in profit or loss.

The Company recognizes all actuarial gains or losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

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ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur . When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.o) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary Sepetiba Tecon and the port terminal TECAR for exporting ore and importing coal, which is managed by the subsidiary CSN Mineração.

The Company´s concession contracts are not within the scope of the international interpretative standard ICPC01/IFRIC12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers. In essence, all concession contracts have operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases, according CPC 06 - Leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts.

Payments made under operating leases are recognized in the income statement on a straight line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement.

 The residual carrying amounts of these assets on December 31, 2017 are listed below with an indication of their classification in our financial statements:

Concession	Net book value (R$)		Classification in balance sheet
Sepetiba Tecon S.A. (TECON)	313	million	Fixed assets
			intangible: Software
Tecar	1,528	million	Fixed assets
			intangible: Software
Ferrovia Transnordestina Logistica S.A. (FTL)	230	million	Fixed assets

Transnordestina Logística S.A. (TLSA)	7,934	million (1)	Investment
MRS Logística S.A. (MRS)	3,428	million (2)	Investment

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(1) The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2017 was R$1,473,298

(2) The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the de equity method and our investment balance consolidated in MRS as of December 31, 2017 was R$1,325,032.

2.p) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.q) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the receivables. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract term.

2.r) Financial income and financial costs

Financial income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Financial costs comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.s) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

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Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely.

2.t) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.u) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.v) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

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2.w) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Recognition and measurement

The Company classifies, at initial recognition, its financial assets into four categories: i) fair value through profit or loss, ii) loans and receivables, iii) held-to-maturity assets, and iv) available-for-sale financial assets. Assets are recognized at fair value, plus (with the exception of assets recognized at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issuance of financial asset.

In the subsequent measurement, the available-for-sale financial assets and financial assets measured at fair value through profit or loss are recognized at fair value through profit or loss.  Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under “financial income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other financial income when the Company’s right to receive the dividends has been established.

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income” and; (ii) the effects of foreign exchange differences and the changes in the option’s fair value are recognized in the income statement for the year.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other financial income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

Regular purchases and sales of financial assets are recognized at the trading date on which the Company undertakes to buy or sell the asset.

•         Derecognized

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership.

•  Financial assets measured at fair value through profit or loss

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Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•     Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•       Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•       Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category established by CPC 38. They are included in non-current assets when they are strategic investments for the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

ii)             Impairment of financial assets

The Company evaluates in each reporting period whether there is an evidence of impairment in a financial asset or a group of financial assets.. This evaluation should consider objective evidence of the occurrence of events that may impact the estimated cash flows of an individual financial asset or group of financial assets.

•       Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there are evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and the future cash flow estimation can be reliably calculated.

The criteria used by CSN to determine whether there are evidences of impairment loss includes:

•       significant financial weakness related to the issuer or counterparty;

•       a breach of contract, such as default or delinquency at interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial weakness, grants to the borrower a concession that the lender would not otherwise consider;

•       it becomes probable that the borrower will incur in bankruptcy or other financial reorganization;

•       the disappearance of an active market for the related financial asset because of financial weakness; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

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- Adverse changes in the payment status of borrowers in the portfolio;

- National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured by the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•       Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline at the fair value of an investment in an equity instrument below of its cost is also an evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost as well as the financial health and short-term business prospects for the investee, including factors such as:  industry and segment performance, changes in technology and operating/financial cash flows. If any of the impairment evidences is observed for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity to profit or loss. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed.

CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 14 – Financial Instruments.

iii)            Financial liabilities

Financial liabilities are classified under the following categories ‘’measured at fair value through profit or loss’’ and ‘’other financial liabilities’’. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities classified in category  fair value through profit or loss are financial liabilities held for trading or those designated at the time of initial recognition.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

Gains and losses on financial liabilities classified at fair value through profit or loss are recognized in profit or loss

•   Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, as well as trade payables.

Write-off of financial liabilities

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Financial liabilities are written off only when the obligations are terminated and canceled or when they mature. The difference between the carrying amount of the financial liability written off and the consideration paid and payable is recognized in profit or loss.

•  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv) Derivative instruments and hedging activities

•                Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Financial income (costs)” in the income statement.

•  Cash flow Hedge

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other expenses / revenues operational, if applicable.

The amounts accumulated in equity are realized at the on operating expenses/income in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income (expenses). When the forecast transaction is completed, the gain or loss is reclassified to operating expenses/income. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operational”.

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 12 – Financial Instruments.

•  Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to CPC38/IAS39. Such relationship occurs since the financial liabilities are  related to the investments in the amounts required for the effective relationship.

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At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking out hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as a other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 12 – Financial Instruments.

2.x) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company maintains distinct financial information for the distinct segments.

2.y) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply to the conditions attaching to them and assurance that the grants will be received, so then they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs that the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) Noncurrent assets held for sale and discontinued operations

Noncurrent assets and groups of assets are classified as held for sale if their carrying amount is recovered mainly through a sale transaction and not through continued use.

The criteria for classification of items held for sale are considered to be met only when the sale is highly probable and the asset or group of assets is available for immediate sale.

Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Classification as a discontinued operation occurs through disposal, or when the transaction meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business which comprises operations and cash flows that may be clearly distinct from the rest of the Group and represent a separate separate business line or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the total income after income tax of these operations, less any impairment loss.

2.aa) Statement of value added

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Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

2.ab) New standards and interpretations issued and not yet adopted

The following standards and interpretations have been issued and will be mandatory for subsequent accounting periods and were not early adopted by the Group for the year ended December 31, 2017:

Standard	Main items introduced by the standard	Effective date
IFRS 9 – Financial Instruments

The standard retains, but simplifies, the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

.

This pronouncement also introduces a new model for impairment and new rules for hedge accounting.

January 1, 2018
IFRS15 – Revenue from Contracts with Customers

The standard establishes a five step model the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized.

IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.

January 1, 2018
IFRS16 – Leases

This new standard defines the principles for recognition, measurement, presentation and disclosure of leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low-value items. For lessors, accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases.

IFRS 16 replaces existing lease standards, including IAS 17 / CPC 06 (R1) - Leasing operations and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) - Complementary aspects of leasing operations

January 1, 2019
IFRIC 22 – Foreign Currency Transaction and Advance Consideration

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income

The Interpretation covers foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income

The Interpretation covers foreign currency transactions (or part of them) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or part of it).

January 1, 2018
IFRIC 23 – Uncertainty over Income Tax Treatments

Can be unclear how tax law applies to a particular transaction or circumstance. This interpretation complements the CPC 32/ IAS 12 – Income Tax, clarify how to reflect the effects of uncertainty over income tax treatments.

January 1, 2019

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The following information presents the possible impacts on the adoption of IFRS 9/CPC 48 and IFRS 15/CPC 47 which were available at the time of the preparation of these financial statements. In this way, these preliminary assessments and their potential impacts are subject to change until the initial adoption be disclosed in the 2018 financial statements.

-       IFRS 9/CPC 48 – Financial Instruments

Classification and measurement of financial assets: Management evaluated the classification and measurement of financial assets offered by the new pronouncement based on its diagnosis, business model, expectations of the company’s cash flow and the financial assets management model. In this way, was concluded that the investment in Usiminas shares would be appropriately classified in the category of "fair value through profit or loss" and that the loans and receivables would be classified in the category of measured at "amortized cost".

In the classification of the category of "fair value through profit or loss", the gains or losses arising from the variation of the quotation of the shares are recorded directly in the result at the time of adoption and throughout all future periods. On the other hand, since it is an initial adoption, the Company evaluated the possible impacts related to the investment in Usiminas shares and the amount previously determined for recognition in “Other Operating income and expenses”, would represent an approximately revenue of R$ 1.5 billion (gross value), arising from the recording of the accumulated balance currently recognized in other comprehensive income.

-       IFRS 15 - Revenue from Contracts with Customers

The Company's Management evaluated all stages of the new standard for the recognition of revenue from contracts with customers. Based on this analysis, the Company did not identify material measurement impacts on the application of this standard.

The observed impacts are related to the review of internal procedures, with the objective to ensure that the new contracts with clients will be properly evaluated and accounted in accordance with the principles of the new standard.

-       IFRS 16 – Leases

During 2018, the Company will evaluate, in the main contracts, the effects of applying the new standard.

The Company does not expect material impacts arising from the application of the new standard.

-       IFRIC 22 - Foreign Currency Transaction and Advance Consideration

For IFRIC 22, the Company will evaluate the effects of applying the new interpretation during 2018, in its operations in foreign currency.

The Company does not expect material impacts arising from the application of the interpretation.

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3       CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Current
Cash and cash equivalents
Cash and banks	193,702	502,480	38,311	30,308

Short-term investments
In Brazil:
Government securities	12,100	17,929	150	17,178
Private securities	644,525	1,390,707	79,116	1,216,461
	656,625	1,408,636	79,266	1,233,639
Abroad:
Time deposits	2,561,245	2,960,046	275,927	202,799
Total short-term investments	3,217,870	4,368,682	355,193	1,436,438
Cash and cash equivalents	3,411,572	4,871,162	393,504	1,466,746

The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchasing agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investments in those funds were consolidated.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

4       FINANCIAL INVESTMENTS

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
CDB – Bank Certificate of Deposit (1)	716,218	658,476	716,218	658,476
Government securities (2)	19,494	101,915	243	99,957
	735,712	760,391	716,461	758,433

(1)     Financial investments linked to Bank Certificates of Deposit (CDBs), to be used as a collateral to a guarantee letter, of certain loans.

(2)     Financial investments in Public Securities (Financial Treasury Bills) managed by its exclusive funds.In 2016, in addition to the Financial Treasury Bills, the Company had a financial investments in Public Securities managed by its exclusive funds which were used as collateral for future CDI rate’s contracts in the period as detailed in note 12 (b). These applications were settled in October 2017.

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5       TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Trade receivables
Third parties
Domestic market	1,290,823	1,027,639	1,056,929	733,608
Foreign market	982,846	919,936	150,264	67,652
	2,273,669	1,947,575	1,207,193	801,260
Allowance for doubtful debts	(191,979)	(172,782)	(140,392)	(124,351)
	2,081,690	1,774,793	1,066,801	676,909
Related parties (Note 18 b)	115,388	129,837	831,993	1,034,098
	2,197,078	1,904,630	1,898,794	1,711,007

Other receivables
Dividends receivable (Note 18 b) (*)	41,528	37,679	1,044,242	873,473
Advances to employees	33,942	34,607	22,123	21,953
Other receivables	3,667	20,300	1,547	18,420
	79,137	92,586	1,067,912	913,846
	2,276,215	1,997,216	2,966,706	2,624,853

(*) Refers mainly to dividends from CSN Mineração S.A. totaling R$ 837,084 received in February 2018.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$181,972  as of December 31, 2017 (R$263,644 as of December 31, 2016), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Current	1,391,839	1,381,255	530,774	404,259
Past-due up to 180 days	310,106	245,012	164,371	139,036
Past-due over 180 days	571,724	321,308	512,048	257,965
	2,273,669	1,947,575	1,207,193	801,260

The movements in the Group’s allowance for doubtful debts are as follows

	Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Opening balance	(172,782)	(151,733)	(124,351)	(112,502)
Estimated losses	(36,697)	(25,474)	(29,270)	(16,347)
Recovery of receivables	17,500	4,425	13,229	4,498
Closing balance	(191,979)	(172,782)	(140,392)	(124,351)

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6       INVENTORIES

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Finished goods	1,308,802	1,183,619	856,707	784,130
Work in progress	1,135,589	674,860	981,204	557,598
Raw materials	1,050,588	1,124,158	699,671	767,020
Spare parts	814,725	824,478	435,827	412,206
Iron ore	278,041	255,029	20,914	18,899
Advances to suppliers	12,514	3,168	8,997	1,689
(-) Provision for losses	(135,840)	(101,176)	(51,968)	(37,312)
	4,464,419	3,964,136	2,951,352	2,504,230

The movements in the provision for inventory losses are as follows:

	Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Opening balance	(101,176)	(111,427)	(37,312)	(40,462)
Reversal/ (losses) for slow - moving and obsolescence	(34,664)	10,251	(14,656)	3,150
Closing balance	(135,840)	(101,176)	(51,968)	(37,312)

7         OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

		Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Judicial deposits (note 16)			339,351	331,258			259,763	273,038
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	866,986	780,715	401,071	386,872	530,748	471,955	234,858	178,773
Prepaid expenses	50,078	27,011	30,741	20,421	16,860	2,785	11,345
Actuarial asset - related party (note 18b)			111,281	119,854			95,898	109,106
Derivative financial instruments (Note 12 I)		2,298
Securities held for tranding (note 12 I)	2,952	2,966			2,764	2,818
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 12 I)			20,024	15,291			5,364	2,847
Loans with related parties (note 18b and 12 I)	2,441		554,694	479,960	26,701	25,602	444,091	375,716
Others receivables from related parties (note 18b)	3,577	5,768	30,770	32,020	37,007	132,384	320,377	311,414
Monetary adjustment related to the Eletrobrás's compulsory loan (note 23)			755,151				755,151
Others	67,544	33,255	67,521	72,273			67,007	71,696
	993,578	852,013	2,528,475	1,675,820	614,080	635,544	2,267,226	1,395,962

(1) Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

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(3) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the first half of 2020.

8       INVESTMENTS

•                            Reduction of financial leverage

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

•         Events occurred in 2017

Sale of the Subsidiary - CGPAR Construção Pesada - "CGPAR"

In July 2017, the Company concluded the sale of its subsidiary CGPAR Construção Pesada S.A. to CSN Mineração S.A., a company also under the control of the Company. The value of the transaction was R$ 99,452.

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8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								12/31/2017					12/31/2016
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation In				% Direct equity interest	Participation In
					Assets	Liabilities	Shareholders' equity	Profit (loss) for period		Assets	Liabilities	Shareholders' equity	Profit (loss) for period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	5,242,890	5,421,043	(178,153)	(385,919)	100.00	6,436,140	6,228,374	207,766	167,767
CSN Islands IX Corp.	(1)												(388)
CSN Islands XI Corp.		50,000		100.00	2,514,894	2,557,398	(42,504)	(63,201)	100.00	2,530,563	2,509,866	20,697	(1,295)
CSN Islands XII Corp.		1,540		100.00	2,166,682	3,312,505	(1,145,823)	(126,524)	100.00	2,244,240	3,263,539	(1,019,299)	75,787
CSN Minerals S.L.U.	(2)							331,897	100.00	3,833,669	9,840	3,823,829	(927,265)
CSN Export Europe, S.L.U.	(2)							22,600	100.00	666,362	30,077	636,285	(185,057)
CSN Metals S.L.U.	(2)							23,188	100.00	636,408	20,668	615,740	(175,236)
CSN Americas S.L.U.	(2)							193,652	100.00	1,492,678	4,445	1,488,233	(220,412)
CSN Steel S.L.U.	(2)	22,042,688		100.00	6,905,164	322,963	6,582,201	108,427	100.00	2,537,179	1,585,977	951,202	323,043
Sepetiba Tecon S.A.		254,015,052		99.99	459,647	160,402	299,245	29,768	99.99	441,214	165,172	276,042	22,794
Minérios Nacional S.A.		66,393,587		99.99	105,586	65,290	40,296	(13,600)	99.99	74,738	28,038	46,700	(12,548)
Fair Value - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	46,005	41,032	4,973	(6,291)	99.99	32,816	21,552	11,264	(13,061)
Companhia Metalúrgica Prada		313,651,399		99.99	655,748	485,915	169,833	(29,258)	99.99	769,337	620,509	148,828	(45,783)
CSN Mineração S.A.		158,419,480		87.52	14,273,290	5,620,137	8,653,153	767,568	87.52	13,039,767	4,943,090	8,096,677	580,146
CSN Energia S.A.		43,149		99.99	146,130	55,030	91,100	56,987	100.00	109,290	39,654	69,636	26,240
FTL - Ferrovia Transnordestina Logística S.A.		395,302,149		90.78	419,388	138,888	280,500	(77,384)	90.78	484,218	126,334	357,884	(11,376)
Companhia Florestal do Brasil		41,673,302		99.99	34,910	3,734	31,176	(1,499)	99.99	35,206	5,179.0	30,027	(2,215)
Nordeste Logística		99,999		99.99	80	55	25	(1)	99.99	81	55	26	(74)
CGPAR - Construção Pesada S.A.	(3)							723	100.00	40,889	27,558	13,331	5,887
Fair value fixed assets - CGPAR								(3,940)				53,949	(3,940)
					32,970,414	18,184,392	16,909,529	827,193		35,404,795	19,629,927	17,952,324	(396,986)
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	265,476	18,104	247,372	10,789	48.75	282,383	27,728	254,655	8,591
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,520,264	857,581	662,683	85,974	18.64	1,411,526	795,903	615,623	77,828
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	16,005	13,654	2,351	1,785	50.00	13,574	11,517	2,057	2,953
Transnordestina Logística S.A.		24,168,304		46.28	3,806,380	2,604,198	1,202,182	(21,357)	49.02	3,786,556	2,566,315	1,220,241	(52,127)
Fair Value allocated to TLSA in loss of control							271,116					271,116
					5,608,125	3,493,537	2,385,704	77,191		5,494,039	3,401,463	2,363,692	37,245
Associates
Arvedi Metalfer do Brasil		46,994,971		20.00	43,653	23,978	19,675	(4,368)	20.00	53,101	48,258	4,843	1,372
					43,653	23,978	19,675	(4,368)		53,101	48,258	4,843	1,372
Classified as available for sale (note 12 I)
Usiminas							2,200,459					1,353,664
Panatlântica							21,974					20,604
							2,222,433					1,374,268
Other investments
							(72,473)	1,985				(74,459)	7,583
Others							63,537	(165)				63,541	(19,557)
							(8,936)	1,820				(10,918)	(11,974)
Total Investments							21,528,405	901,836				21,684,209	(370,343)

Classification of investiments in the balance sheet
Investments in assets							22,894,885					22,703,508
Investments whith short liabilities							(1,366,480)					(1,019,299)
							21,528,405					21,684,209

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(1) Company settled in 2016;
(2) Merger of the companies by the subsidiary CSN Steel S.L.U. in December 2017, according to note 2

(3) Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

8.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Opening balance of investments	4,568,451	3,998,239	22,703,508	25,517,369
Opening balance of loss provisions			(1,019,299)	(1,095,086)
Capital increase/acquisition of shares	20,579	190,651	80,686	242,854
Dividends (1)	(79,189)	(36,765)	(2,059,972)	(2,469,827)
Comprehensive income (2)	850,640	713,442	1,021,099	314,230
Equity pickup (4)	147,800	108,031	901,836	(370,343)
Reclassification of metalic investment on September 30,2016 to held for sale				(123,290)
Reclassification of metalic's result from discontinued operations				(6,786)
Acquisition of 50% interest in CGPAR				8,608
Fair value of property, plant and equipment - Acquisition of control - CGPAR				57,889
Sale of investiment CGPAR			(14,055)
Asset capital gains - CGPAR			(50,009)
Capital Transactions - Business combinations CGPAR			(35,389)
Amortization of fair value - investiment MRS	(11,746)	(11,746)
Amortization of fair value - investiment CGPAR		(3,940)
Imparment of the Fair Value of Transnordestina (3)		(387,989)		(387,989)
Others	3,460	(1,472)		(3,420)
Closing balance of investments	5,499,995	4,568,451	22,894,885	22,703,508
Balance of provision for investments with negative equity			(1,366,480)	(1,019,299)
Total	5,499,995	4,568,451	21,528,405	21,684,209

(1) In 2017 refers to the allocation of dividends from subsidiaries Sepetiba Tecon, MRS Logistica, CSN Energia, Itá Energética, CBSI – Companhia Brasileira de Serviços de Infraestrutura, CSN Minerals, CSN Steel, CSN Metals, CSN Mineração and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3)     Refers to impairment of the fair value of Transnordestina Logística S.A, see note 10.d).

(4) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

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		Consolidated
	12/31/2017	12/31/2016

Equity in results of affiliated companies
MRS Logística S.A.	171,905	155,617
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,785	2,953
Transnordestina	(21,357)	(52,127)
Arvedi Metalfer do Brasil	(4,368)	1,372
Others	(165)	216
	147,800	108,031
Eliminations
To cost of sales	(40,823)	(41,556)
To taxes	13,880	14,129
Others
Amortization of fair value - Investments in MRS	(11,746)	(11,746)
Amortization of fair value - Investments in CGPAR		(3,940)
Equity in results	109,111	64,918

8.c) Additional information about the main operating subsidiaries

• SEPETIBA TECON S.A. (“Tecon”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

Tecon won the auction held on September 3, 1998 to enter into a lease agreement for operation of the port terminal for a period of 25 years, extendable for an equal period. With the publication of Presidential Decree 9048 of May 10, 2017, the operation of the terminal may be successively extended in distinct periods with a maximum term of 70 years.

When the of the lease expires, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste/RO and Ariquemes/RO. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made, which is the raw material used in UPV for the production of tin plates.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

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Prada operates in the area of two segments: steel metal packaging, production and processing and distribution of flat steel.

Metal packaging

In the steel metal packaging segment, Prada produces its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

Prada holds a 100% interest in the capital stock of Companhia Brasileira de Latas - "CBL".

On 2015, Prada has incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of the all national companies.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of TLSA, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern of Brazil, which includes the railway between the towns of São Luis to Fortaleza, Recife Daredevil, Itabaiana Cabedelo, Paula Cavalcante Macau and Propriá Jorge Lins ("Network I").

As of November 2016, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 39,341, therefore its participation in the share capital of the company increased from 89.79% to 90.78%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R $ (25) recorded in shareholders' equity in other comprehensive income.

• CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. CSN Mineração S.A. commercializes its products mainly in the overseas market. From 30 November 2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

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8.d) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

				12/31/2017				12/31/2016
	Joint-Venture			Joint-Operation		Joint venture		Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
#N/D	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	484,978	101	5,763	16,231	345,164	2,925	1,899	17,689
Advances to suppliers	14,911	37		22	7,452	951		99
Other current assets	685,311	28,475	49,494	16,447	406,170	19,603	54,652	16,054
Total current assets	1,185,200	28,613	55,257	32,700	758,786	23,479	56,551	33,842
Non-current assets
Other non-current assets	693,434	974	238,004	27,459	598,577	234	261,292	29,219
Investments, PP&E and intangible assets	6,277,550	2,423	7,927,881	484,406	6,215,442	3,434	7,407,189	516,186
Total non-current assets	6,970,984	3,397	8,165,885	511,865	6,814,019	3,668	7,668,481	545,405
Total Assets	8,156,184	32,010	8,221,142	544,565	7,572,805	27,147	7,725,032	579,247

Current liabilities
Borrowings and financing	668,947	1,411	52,691		653,491		76,441
Other current liabilities	1,272,365	25,898	113,739	33,666	740,319	23,034	134,747	53,858
Total current liabilities	1,941,312	27,309	166,430	33,666	1,393,810	23,034	211,188	53,858
Non-current liabilities
Borrowings and financing	2,084,422		5,457,768		2,176,357		5,024,404
Other non-current liabilities	575,170	-	434	3,471	699,830	-	-	3,020
Total non-current liabilities	2,659,592	-	5,458,202	3,471	2,876,187	-	5,024,404	3,020
Shareholders’ equity	3,555,280	4,701	2,596,510	507,428	3,302,808	4,113	2,489,440	522,369
Total liabilities and shareholders’ equity	8,156,184	32,010	8,221,142	544,565	7,572,805	27,147	7,725,032	579,247

				01/01/2017 to 12/31/2017				01/01/2016 to 12/31/2016
	Joint-Venture			Joint-Operation	Joint venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Statements of Income
Net revenue	3,492,805	135,399		168,194	3,279,420	122,870		172,263
Cost of sales and services	(2,307,108)	(120,647)		(76,810)	(2,208,786)	(105,692)		(91,568)
Gross profit	1,185,697	14,752	-	91,384	1,070,634	17,178	-	80,695
Operating (expenses) income	(283,151)	(8,340)	(32,245)	(58,465)	(160,187)	(8,367)	(97,596)	(54,616)
Finance income (costs), net	(187,295)	(1,004)	(13,938)	317	(249,300)	(1,676)	(6,032)	397
Income before income tax and social contribution	715,251	5,408	(46,183)	33,236	661,147	7,135	(103,628)	26,476
Current and deferred income tax and social contribution	(254,001)	(1,838)		(11,105)	(243,602)	(1,229)		(8,854)
(Loss) profit for the year, net	461,250	3,570	(46,183)	22,131	417,545	5,906	(103,628)	17,622

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•       ITÁ ENERGÉTICA S.A. - (“ITASA”

ITASA is a corporation established in July 1996 that was engaged to operate under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border.

•       MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession for a, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

The Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A., consequently the total participation is 34.94%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2017 is R$24,759 (R$25,921 as of December 31, 2016) and the expense in 2017 amounted to R$5,966 (R$6,041 in 2016).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

It is in preoperational phase and should remain so until the completion of Rail Network II. The approved schedule, which considered the completion of the work by January 2017, is currently under review and discussion with the responsible bodies; However, Management understands that new deadlines for project completion will not have material adverse effects on the expected return on investment. After assessing this matter, its Management has concluded as appropriate the use of the accounting basis of operating continuity of the project in the preparation of its financial statements.

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During the year 2017, the others shareholders of TLSA subscribed 2,912,997 shares in amounting to R$153,253, diluting CSN on TLSA share capital to 46.30%.  Therefore, due to the transactions described above and the participation change of the shareholders in the share capital of TLSA on 2017, the Company recognized a gain of R$2,814, recorded in equity in others comprehensive income.

The Management receives funds from its shareholders and third parties for completion of the works, which are expected to be available, based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2017.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, according studied of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.1% to 6.25% in real terms.

In addition, CSN, as an investor, performed and impairment test of its stake in TLSA, through TLSA ability to distribute dividends, methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by shareholders. In order to perform this test, some aspects were taken into account, such as:

•         The flow of dividends was obtained from the TLSA nominal cash flow;

•         The flow of dividends was calculated considering the annual percentages of participation, considering the dilutions of the CSN’s stakes due to the amortization of debts;

•         This flow of dividends was discounts at presente value using de cost of equity (Ke) embedded in the WACC rate of TLSA; and

•         This Ke obtained was the one calculated in the “rolling WACC” of TLSA.

Another important aspect that was considered in the analysis of the impairment of CSN’s investment in the TLSA, was the need to apply an additional percentage of risk to the discount rate in addition to the one already used to determine the discounted cash flow of TLSA. Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk fator to the model.

As a result, the Company which had recognized a loss in the surplus value of the investments of TLSA in the amount of R$ 387,989 recorded in other operations and R $ 131,916 in deferred taxes in 2016, did not recognized additional values of losses in the surplus-value of the investments in 2017.

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8.e) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap; the Company has an installed production capacity of 1.1 million metric tons’ steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities from the extinct Heartland Steel Inc., CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where is located the cold rolled and galvanized steel production lines, its installed production capacity is 800 thousand tons/year. CSN LLC is a wholly owned indirect subsidiary through CSN Steel S.L.U. after Merger, previously named CSN Americas S.L.U, a subsidiary of CSN.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996 in succession to Siderurgia Nacional (a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in home appliance components.

8.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.33% (11.35% as of December 31, 2016) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and  foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS, within a specified period. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue suspended until the Company reaches the limits established in the TCD.

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In March 2016, the Board of Directors of Usiminas approved a capital increase of R $ 64,882, through the issue of up to 50,689,310 preferred shares. On April 22, 2016, CSN exercised its preemptive rights in full, paying R $ 11,603 for 9,064,856 preferred shares. This increase was approved by the Board of Directors of Usiminas on June 3, 2016.

On March 24, 2016, the Company requested to CADE (Brazilian Antitrust Agency) the flexibilization of the PAT (Performance Commitment Agreement (TCD), in order to enable the Company the exercise of certain political rights, namely the power to elect independent members of the board of directors and supervisory board. On April 27, 2016, CADE approved the Company’s request to permit such election. On April 28, at the Usiminas’ annual general meeting, the Company elected 2 independent members of the  board of directors and 1 of the supervisory board, as well as the same number of alternates.

In April 2016, the Extraordinary Shareholders' Meeting of Usiminas approved a capital increase of R$ 1,000,000 through the issue of 200,000,000 common shares. On May 20, 2016, CSN exercised its preemptive right in full, paying R $ 178,832 for 35,766,351 common shares. This increase was approved by the Extraordinary General Meeting of Usiminas on July 19, 2016.

As of December 31, 2017 and 2016, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.86% in preferred shares.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.- Brasil, Bolsa, Balcão”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2017 and 2016 CSN held 20.00% of Arvedi’s share capital.

9       PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Effect of foreign exchange differences	8,702	21,737	72,811	593	3,076	265	107,184
Acquisitions	8,241	1,196	91,251	1,171	951,796	10,091	1,063,746
Capitalized interest (notes 24 and 29)					91,957		91,957
Write - off (note 23)	653	30,634	(30,383)	(37)	(2,536)	(26,388)	(28,057)
Depreciation (note 22)		(156,580)	(1,174,852)	(5,656)		(43,105)	(1,380,193)
Transfers to other asset categories	(2,485)	84,281	659,119	3,869	(805,207)	60,423
Transfers to intangible assets					(26,183)		(26,183)
Others			(1,656)		2,168	(6)	506
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839

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							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Cost	83,350	1,275,784	12,567,114	114,141	934,587	116,987	15,091,963
Accumulated depreciation		(181,978)	(5,119,461)	(99,127)		(111,271)	(5,511,837)
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Acquisitions	8,241	717	42,605	502	497,063	2,763	551,891
Capitalized interest (notes 24 and 29)					21,308		21,308
Write - off (note 23)	445	24,823	(22,831)	(33)	(2,281)	(2,167)	(2,044)
Depreciation (note 22)		(32,956)	(587,254)	(2,738)		(5,537)	(628,485)
Transfers to other asset categories	2,449	4,913	492,329	1,085	(520,438)	19,662
Transfers to intangible assets					(26,179)		(26,179)
Others			3,003		2,791		5,794
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Cost	94,485	1,334,093	13,159,644	96,609	906,851	118,888	15,710,570
Accumulated depreciation		(242,790)	(5,784,139)	(82,779)		(98,451)	(6,208,159)
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion Date		12/31/2017	12/31/2016
Logistics
	Current investments for maintenance of current operations.				106,956	103,284
					106,956	103,284
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	750,999	689,160
	Expansion of TECAR export capacity.	2009	2022	(2)	275,811	253,545
	Current investments for maintenance of current operations				408,522	261,056
					1,435,332	1,203,761
Steel
	Suply of 16 torpedos cars for operation in the steel industry	2008	2019		99,483	91,779
	Current investments for maintenance of current operations.			(3)	228,029	307,448
					327,512	399,227
Cement
	Construction of cement plants.	2011	2020	(4)	554,865	529,631
	Current investments for maintenance of current operations.				51,270	24,961
					606,135	554,592
Construction in progress					2,475,935	2,260,864

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Refers substantially to the reforming of batteries for coke ovens and reuse of the carbochemical cooling waters;

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(4) Refers substantially to the acquisition of new Integrated Cement Plants

The average estimated useful lives are as follows, in years:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Buildings	39	41	41	42
Machinery, equipment and facilities	21	18	24	19
Furniture and fixtures	12	12	12	11
Others	17	14	12	11

9.a) Capitalized Interest

As of December 31, 2017, the Company capitalized borrowing costs amounting to R$91,957 in consolidated and R$21,308 in parent company (as of December 31, 2016, R$215,794 in consolidated and R$127,675 in parent company). These costs are basically estimated for the cement and mining projects, mainly relating to: new integrated cement plant; and (ii) Casa de Pedra (MG) expansion and TECAR (RJ), see notes 24 and 29.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2017	12/31/2016
Unspecified projects	8.63%	10.37%

10     INTANGIBLE ASSETS

	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371	98,992	98,992
Accumulated amortization	(133,973)	(146,975)	(114,913)		(776)		(396,637)	(51,445)	(51,445)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Effect of foreign exchange differences		41,916	183	17,941		65	60,105
Acquisitions and expenditures			622				622
Transfer of property, plant and equipment			26,183				26,183	26,179	26,179
Disposals			(70)				(70)	(68)	(68)
Amortization (note 22)		(38,701)	(21,986)		(12,455)		(73,142)	(14,348)	(14,348)
Aquisition of control - CGPAR						(56)	(56)
Balance at December 31,2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751	126,279	126,279
Accumulated amortization	(133,973)	(212,193)	(93,977)		(13,232)		(453,375)	(66,969)	(66,969)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31,2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310

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(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons (Not reviewed by independent auditors). Corresponding amortization is recorded based on production volumes.

The average useful lives by nature are as follows, in years:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Software	8	8	9	8
Customer relationships	13	13

10.a) Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to CPC 01(R1)/ IAS36, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

							Consolidated
		Goodwill		Brands		Total
Cash generating unity	Segment	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long Stel (2)	Steel	235,595	235,595	134,137	116,196	369,732	351,791
Minning (3)	Mining	3,196,588	3,196,588	-	-	3,196,588	3,196,588
		3,590,931	3,590,931	134,137	116,196	3,725,068	3,707,127

(1)      The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2)     The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, an operation that was concluded in December 2015. From 2016, the balance started to tested annually for impairment analysis.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

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The main assumptions used in calculations of value in use at December 31, 2017 are as follows:

	Metal packaging	Long steel (***)	Mining
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2028	Until 2028	Until 2056
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Gross margin updated based on historical data and market trends.	Average of the Gross Margin of each Cash - Generating unit based on the history and projections for the next 39 years and long - term price and exchange rate curves from industry reports.
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Costs based on historical data and market trends	Costs based on historical data, mix of products and market trends
Growth Rate	Without growth in real terms, only updated by long term inflation of 4.0%	Without growth in real terms, only updated by long term inflation of 2.0% Euro Zone	The growth rate was not considered
Discount rate

These cash flows were considered using a discount rate after taxes between 7% and 13% in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary SWT, located in Germany. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

Based on the analyses conducted by Management, was not necessary to record losses by impairment to those assets in the year ended on December 31, 2017.

11     BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

				Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
FOREIGN CURRENCY
Prepayment	1% to 3.5%	2,174	110,944	489,584	482,347	2,174	110,944	489,584	482,347
Prepayment	3.51% to 8%	788,989	438,802	3,607,925	4,290,062	788,989	438,802	3,607,925	4,290,061
Intercompany Prepayment	3.51% to 8%					72,019	72,128	4,856,104	4,876,840
Perpetual Bonds	7%	4,503	4,436	3,308,000	3,259,100
Bonds	4.14% to 10%	139,184	137,126	5,612,342	5,529,380
Bonds intercompany	4.14% to 10%					27,450	27,044	3,436,385	3,385,587
Intercompany	Libor 6M to 3%					1,113,411	149,654	1,620,921	2,719,420
ACC	3.14%	379,822				379,822
Others	1.2% to 8%	251,630	95,983	197,130	259,262
		1,566,302	787,291	13,214,981	13,820,151	2,383,865	798,572	14,010,919	15,754,255
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and Fixed 2.5% to 6% + 1.5%	71,121	73,736	960,872	1,012,268	43,235	43,467	918,466	945,633
Debentures	110.8% to 113.7% CDI	523,252	538,003	770,767	1,270,383	523,252	538,003	770,767	1,270,383
Prepayment	109.5% to 116.5% CDI and fixed of 8%	1,789,737	570,778	3,378,333	5,080,000	1,048,204	519,806	2,093,333	3,080,000
CCB	112.5% to 113% CDI	2,601,352	181,143	4,693,000	7,200,000	2,601,352	181,143	4,693,000	7,200,000
		4,985,462	1,363,660	9,802,972	14,562,651	4,216,043	1,282,419	8,475,566	12,496,016
Total Borrowings and Financing (note 12 I)		6,551,764	2,150,951	23,017,953	28,382,802	6,599,908	2,080,991	22,486,485	28,250,271
Transaction Costs and Issue Premiums		(24,862)	(33,503)	(34,011)	(59,232)	(21,737)	(29,109)	(31,639)	(53,378)
Total Borrowings and Financing + Transaction Costs		6,526,902	2,117,448	22,983,942	28,323,570	6,578,171	2,051,882	22,454,846	28,196,893

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11.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2017, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

							Consolidated
	Prepayment	Bonds		Perpetual Bonds	CCB	Othes	Total
2019	2,824,551	2,238,034	(*)		1,507,000	670,383	7,239,968	31%
2020	2,409,959	3,374,308	(*)		1,508,000	280,243	7,572,510	33%
2021	1,276,969				774,000	177,659	2,228,628	10%
2022	964,363				784,000	95,484	1,843,847	8%
2023					120,000	56,631	176,631	1%
After 2023						648,369	648,369	3%
Perpetual bonds				3,308,000			3,308,000	14%
	7,475,842	5,612,342		3,308,000	4,693,000	1,928,769	23,017,953	100%

(*) In February 2018, the Company concluded the renegotiation of its debt with Banco do Brasil S.A (“BB”), as well as the issuance of debt instruments and repurchase of US$350 million (Tender Offer), as described in more detail in note 32 - Events subsequent.

							Parent Company
	Prepayment	Bonds	Intercompany	CCB	Othes	Total
2019	3,469,619		1,620,921	1,507,000	551,707	7,149,247	32%
2020	3,020,790			1,508,000	171,534	4,700,324	21%
2021	1,887,800			774,000	171,534	2,833,334	13%
2022	1,244,393			784,000	91,534	2,119,927	9%
2023				120,000	54,867	174,867	1%
After 2023	1,424,344	3,436,385			648,057	5,508,786	24%
	11,046,946	3,436,385	1,620,921	4,693,000	1,689,233	22,486,485	100%

11.b) Amortization and new borrowings, financing and debentures

The table below presents the capitalizations and amortizations during the year:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Opening balance	30,441,018	34,282,515	30,248,775	33,988,090
Funding transactions	538,771	30,034	371,000	62,836
Forfaiting funding / Drawee Risk		78,240		78,240
Repayment	(1,528,023)	(695,938)	(1,652,283)	(298,015)
Payments - Forfating/ Drawee Risk		(407,155)		(407,155)
Payments of charges	(2,634,931)	(3,044,342)	(2,278,089)	(2,566,293)
Payments of charges - Forfaiting/ Drawee Risk		(5,694)		(5,694)
Provision of charges	2,438,555	3,156,120	2,136,425	2,661,090
Provision charges Forfaiting / Drawee Risk		4,237		4,237
Others (1)	255,454	(2,956,999)	207,189	(3,268,561)
Closing balance	29,510,844	30,441,018	29,033,017	30,248,775

(1)     Includes interests and unrealized foreign exchange variances

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 In 2017, the Group capitalized and amortized loans as shown below:

•       Capitalization

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
CDC - ERSA	BANCO MERCEDEZ BENS	August/17	4,265	October/21
Advance contract exchange (ACC)	BB	September/17	171,000	may/18
Fixed Rate Notes	JP MORGAN	November/17	163,506	November/18
Advance contract exchange (ACC) (*)	BB	December/17	200,000	February/18
Total			538,771

(*) The operation was amortized in February 02, 2018

•       Amortization

		Consolidated
Transaction	Payment of principal	Debt charges
Bonds	-	578,482
Fixed Rate Notes	90,028	12,736
Debentures	479,617	201,118
Bank Credit Bill	-	869,717
Export Credit Note	400,000	668,325
Pre - Export Payment	490,803	226,894
BNDES/FINAME	67,575	75,539
Advance contract exchange (ACC)	-	2,120
Total	1,528,023	2,634,931

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•       Covenants

The Company's loan agreements establish the fulfillment of certain non financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption, if the net debt-EBITDA ratio reaches the levels in those agreements, under penalty of anticipated maturity. Until now, the Company is in compliance with all financial and non-financial obligations (covenants) of its current contracts.

On December 31, 2017, the Company has provisioned R$ 30,843 in the Consolidated and R$ 13,413 in the Parent Company for risk assumption.

11.c) GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others	Total
			12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,541,347	2,547,937	22,214	23,007	3,866	4,866	2,567,427	2,575,810

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,405	76,700					69,405	76,700

Sepetiba Tecon	R$	Indefinite					36,308	28,914	36,308	28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	18,540	19,340	18,873	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	09/22/2022	2,000,000	2,000,000				2,520	2,000,000	2,002,520

Estanho de Rondônia	R$	07/15/2022	3,153						3,153

Total in R$			4,613,905	4,624,637	25,376	26,169	58,714	55,640	4,697,995	4,706,446

CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			10,334,149	10,112,913					10,334,149	10,112,913
			14,948,054	14,737,550	25,376	26,169	58,714	55,640	15,032,144	14,819,359

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12     FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

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•           Classification of financial instruments

											Consolidated
Consolidated						12/31/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Others liabilities measured at amortized cost	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			3,411,572		3,411,572			4,871,162		4,871,162
Short - term investments	4			735,712		735,712			760,391		760,391
Trade receivables	5			2,197,078		2,197,078			1,904,630		1,904,630
Derivative financial instruments								2,298			2,298
Trading securities	7		2,952			2,952		2,966			2,966
Loans - related parties	7			2,441		2,441
Dividends receivable	5				41,528	41,528				37,679	37,679
Total			2,952	6,346,803	41,528	6,391,283		5,264	7,536,183	37,679	7,579,126

Non-current
Other trade receivables	7			20,024		20,024			15,291		15,291
Investments	8	2,222,433				2,222,433	1,374,268				1,374,268
Loans - related parties	7			554,694		554,694			479,960		479,960
Total		2,222,433		574,718		2,797,151	1,374,268		495,251		1,869,519

Total Assets		2,222,433	2,952	6,921,521	41,528	9,188,434	1,374,268	5,264	8,031,434	37,679	9,448,645

Liabilities
Current
Borrowings and financing	11				6,551,764	6,551,764				2,150,951	2,150,951
Derivative financial instruments								121			121
Trade payables					2,460,774	2,460,774				1,763,206	1,763,206
Dividends and interest on capital	13				510,692	510,692				484,570	484,570
Total					9,523,230	9,523,230		121		4,398,727	4,398,848

Non-current
Borrowings and financing	11				23,017,953	23,017,953				28,382,802	28,382,802
Total					23,017,953	23,017,953				28,382,802	28,382,802

Total Liabilities					32,541,183	32,541,183		121		32,781,529	32,781,650

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											Parent company
Consolidated						12/31/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Others liabilities measured at amortized cost	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			393,504		393,504			1,466,746		1,466,746
Short - term investments	4			716,461		716,461			758,433		758,433
Trade receivables	5			1,898,794		1,898,794			1,711,007		1,711,007
Trading securities	7		2,764			2,764		2,818			2,818
Loans - related parties	7			26,701		26,701			25,602		25,602
Dividends receivable	5				1,044,242	1,044,242				873,473	873,473
Total			2,764	3,035,460	1,044,242	4,082,466		2,818	3,961,788	873,473	4,838,079

Non-current
Other trade receivables	7			5,364		5,364			2,847		2,847
Investments	8	2,222,433				2,222,433	1,374,268				1,374,268
Loans - related parties	7			444,091		444,091			375,716		375,716
Total		2,222,433		449,455		2,671,888	1,374,268		378,563		1,752,831

Total Assets		2,222,433	2,764	3,484,915	1,044,242	6,754,354	1,374,268	2,818	4,340,351	873,473	6,590,910

Liabilities
Current
Borrowings and financing	11				6,599,908	6,599,908				2,080,991	2,080,991
Derivative financial instruments								121			121
Trade payables					1,787,392	1,787,392				1,312,183	1,312,183
Dividends and interest on capital	13				2,345	2,345				2,209	2,209
Total					8,389,645	8,389,645		121		3,395,383	3,395,504

Non-current
Borrowings and financing	11				22,486,485	22,486,485				28,250,271	28,250,271
Total					22,486,485	22,486,485				28,250,271	28,250,271

Total Liabilities					30,876,130	30,876,130		121		31,645,654	31,645,775

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2017			12/31/2016
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments					2,298	2,298
Trading securities	2,952		2,952	2,966		2,966
Non-current
Available-for-sale financial assets
Investments	2,222,433		2,222,433	1,374,268		1,374,268
Total Assets	2,225,385	-	2,225,385	1,377,234	2,298	1,379,532

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments					121	121
Total Liabilities		-	-		121	121

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -  Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (B3 S.A.). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. in 2012, considering the price of Usiminas shares on B3 S.A., a first impairment loss on these shares was recorded. Pursuant to this policy, whenever the share price reaches a level lower than the last impairment recorded, the Company must record new losses in the result, redefining the new minimum level of value of the shares.

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During the year 2017 and 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income.

Class of shares	Quantity	12/31/2017		Quantity	12/31/2016		Variation in the year
		Share price	Closing Balance		Share price	Closing Balance	Share price	Variation in the carrying amount
Common	107,156,651	10.83	1,160,506	107,156,651	8.26	885,114	2.57	275,392
Preferred	114,280,556	9.10	1,039,953	114,280,556	4.10	468,550	5.00	571,403
	221,437,207		2,200,459	221,437,207		1,353,664		846,795

As of December 31, 2017 and 2016, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.86% in preferred shares.

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss and the other variations not resulting from impairment in changes are recognized in comprehensive income until the investment is realized.

As of December,31 2017, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$1,559,680 (R$711,831 as of December 31, 2016).

III - Financial risk management

The Company follows strategies of managing its risks, with guidelines regarding the risks incurred by the company. The nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The quality of counterparties’ hedging instruments and the credit limit are also periodically reviewed.

The market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company can manages some risks by using derivative instruments not associate to any speculative deals or short sales.

12.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros since the Company's functional currency is substantially the real is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2017 is as follows:

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		12/31/2017
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	777,310	2,857
Trade receivables	310,642	2,799
Other assets	3,283	3,636
Total Assets	1,091,235	9,292
Borrowings and financing	(4,332,686)	(73,186)
Trade payables	(97,622)	(1,941)
Other liabilities	(3,984)	(3,368)
Total Liabilities	(4,434,292)	(78,495)
Foreign exchange exposure	(3,343,057)	(69,203)
Cash flow hedge accounting	1,317,667
Net Investment hedge accounting		72,000
Net foreign exchange exposure	(2,025,390)	2,797
Perpetual Bonds	1,000,000
Net currency exposure of the perpetual bonds	(1,025,390)	2,797

CSN is in the process of redefining its currency hedging strategy. The company has focused its hedge strategy on preserving its cash flow, so it is evaluating a replacement of the exposure generated by the settlement of derivatives with new hedge accounting designations, capturing the existing natural hedges, as well as using other derivative instruments with the purpose of hedging CSN's future cash flows.

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 12 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

12.b) Hedging instruments: Derivative and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

										Consolidated
					12/31/2017				12/31/2016	12/31/2017
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2017
Counterparties	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	Dollar					10,250	33,435	(31,137)	2,298	(229)
Total dollar-to-euro swap						10,250	33,435	(31,137)	2,298	(229)

BM&FBovespa	Real					1,641,378	-	-	(121)	28,503
Total DI future						1,641,378	-	-	(121)	28,503

							33,435	(31,137)	2,177	28,274

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Forward DI contracts

The Company to hedge part or all of its exposure to assets whose interest rates are pre-fixed may obtain DI derivative operations on the stock exchange or the over-the-counter market, linking these assets to market trends. As of December 31, 2016 the Company held in its portfolio forward CDI rate contracts traded at B3 S.A. which totaled the notional amount of R$1,641 billion.

The forward DI contract is defined as the accumulative value of the average daily DI rates of one day, calculated between the date of the transaction and the last trading date, being used to hedge and manage the interest rate risk of assets / liabilities in DI. The purchase and sale transactions, originally contracted in rate, will be converted into sale and purchase transactions, respectively, in PU.

The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of B3 S.A.

 For as much as the Company maintains contracts traded on the B3 S.A, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 4.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

•  Classification of the derivatives in the balance sheet and statement of income

					12/31/2017
Instruments	Assets		Liabilities		Net Financial Income (Note 24)
	Current	Total	Current	Total
Dollar - to - euro swap					(229)
Future DI					28,503
					28,274

					12/31/2016
Instruments	Assets		Liabilities		Net Financial Income (Note 24)
	Current	Total	Current	Total
Future Dollar BM&F					(805,760)
Dollar - to - euro swap	2,298	2,298			(6,467)
Fixed rate - to - CDI swap (*)					(299)
CDI - to - fixed rate swap (*)					(63)
Future DI			(121)	(121)	5,829
	2,298	2,298	(121)	(121)	(806,760)

(*) Swap positions were settled in October 2017.

•       Hedge accounting – cash flow

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Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2017 the Company designated for hedge accounting US$1,3 billion in exports to be carried out between January, 2018 to October, 2022.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2017:

Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000))
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(133,334)	53,203	(316,726)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019(2)	2.5601	175,000	(114,999)	38,937	(44,880)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(62,990)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(7,602)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(2,300)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000			(690)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000			1,740
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000			1,193
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000			3,339
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000			1,431
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000			2,205
1/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(774)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000			30,530
Total						1,566,000	(248,333)	92,140	(395,524)

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(*) The effect on the result was recorded in other operating expenses.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement, in October 2022.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2017 are as follows:

	12/31/2016	Movement	Realization	12/31/2017
Cash flow hedge accounting	436,677	50,987	(92,140)	395,524
Fair value of cash flow hedge, net of taxes	436,677	50,987	(92,140)	395,524

As of December 31, 2017, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Net investment hedge in foreign subsidiaries

CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

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As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure and cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on December 31, 2017 are:

							12/31/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(48,000)	(17,911)
Total					120,000	(48,000)	(17,911)

The changes in the amounts related to net investment hedge as of December 31, 2017 are presented below:

	12/31/2016	Movement	12/31/2017
Net Investment hedge accounting	(57,804)	39,893	(17,911)
Fair value of net investment hedge in foreign operations	(57,804)	39,893	(17,911)

On December 31, 2017 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2017.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2017
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.3080	3.2381	4.1350	4.9620
EUR	3.9693	4.0295	4.9616	5.9540

			12/31/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.89%	8.61%	10.34%
TJLP	7.00%	8.75%	10.50%
LIBOR	1.84%	2.30%	2.76%

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The effects on income statement, considering scenarios 1 and 2 are shown below:

					12/31/2017
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,317,667	Dollar	(92,105)	1,089,711	2,179,422

Currency position	(3,343,057)	Dollar	233,680	(2,764,708)	(5,529,416)
(not including exchange derivatives above)

Consolidated exchange position	(2,025,390)	Dollar	141,575	(1,674,997)	(3,349,994)
(including exchange derivatives above)

Net Investment hedge accounting	72,000	Euro	4,334	71,447	142,894

Currency position	(69,203)	Euro	(4,166)	(68,672)	(137,344)

Consolidated exchange position	2,797	Euro	168	2,775	5,550
(including exchange derivatives above)

(*) The probable sceneries were calculated considering the following variations to the specified risks: Real x Dollar – appreciation of Real in 2.11% / Real x Euro – appreciation of Real in 1.52%.  Source: Quotation from Central Bank of Brazil and Central Bank of Europe on 02/16/2018.

•                 Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2017.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,003,712)	(3,202)	(17,565)	(35,130)
Libor	1.84		(4,844,015)	(44,657)	(22,247)	(44,494)
CDI	6.89	644,525	(13,550,383)	(206,061)	(222,303)	(444,606)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market rates at December 31, 2017 recorded in the Company´s assets and liabilities.

12.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 11.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
On December 31, 2017	Less than one year	From one to two years	From two to five yyears	Over five years	Total
Borrowings, financing and debentures	6,551,764	14,812,478	4,249,106	3,956,369	29,569,717
Trade payables	2,460,774				2,460,774
Dividends and interest on capital	510,692				510,692

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IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as below:

		12/31/2017		12/31/2016
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	3,312,503	2,602,090	3,263,536	1,702,134
Fixed Rate Notes	5,751,526	6,207,946	5,666,506	4,907,339

(*) Source: Bloomberg

•         Credit risks

The exposure to credit risks of financial institutions complies with the parameters established by financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients, the establishment of a credit limit and permanent monitoring of its debit balance.

With regard to financial investments, the Company only made investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repurchase agreements that are backed by Brazilian Government Bonds, there is also exposure to the credit risk of the brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, prior to the granting of the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

•         Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company in the last three years, with financing by equity and third-party capital.

Thousands of reais	2017	2016
Shareholder’s equity (equity)	8,288,229	7,384,521
Borrowings and financing (third - party capital)	29,510,844	30,441,018
Gross Debit/Shareholder’s equity	3.56	4.12

13     OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

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				Consolidated				Parent Company
	Current			Non-current		Current			Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Payables to related parties (note 18b)	57,008	10,927			295,094	182,810	49,254	67,940
Derivative financial instruments (Note 12 I)		121
Exclusive Funds (1) (note 18 b)						121
Dividends and interest on capital payable (note 12 I )(2)	510,692	484,570			2,345	2,209
Advances from customers	68,521	90,720			50,391	80,652
Taxes in instalments (note 15)	21,551	24,444	79,242	83,312	9,420	9,397	1,421	1,524
Profit sharing - employees	42,699	211,791			26,759	148,788
Provision for freight	81,699	57,586			12,578	10,764
Provision industrial restructuring	1,350	13,000
Taxes payable			8,410	8,518			6,924	7,035
Other provisions	152,205	23,162			95,729	6,890
Trird party meterials in our posseion	231	288
Other payables	123,945	105,115	41,671	39,307	23,245	22,900
	1,059,901	1,021,724	129,323	131,137	515,561	464,531	57,599	76,499

(1)      Refers to derivative transactions managed by exclusive funds.

(2)     Dividends payable by the subsidiary CSN Mineração.

14     INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Income tax and social contribution income (expense)
Current	(358,981)	(206,178)		37,518
Deferred	(50,128)	(60,368)	68,420	59,299
	(409,109)	(266,546)	68,420	96,817

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

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		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
(Loss)/Profit before income tax and social contribution	520,338	(576,951)	(58,148)	(1,022,003)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(176,915)	196,163	19,770	347,481
Adjustment to reflect the effective rate:
Equity pickup	42,431	22,072	307,964	(125,917)
Profit with differentiated rates or untaxed	37,605	(287,502)
Transfer pricing adjustment	(34,746)	(63,638)	(21,562)	(26,679)
Tax loss carryforwards without recognizing deferred taxes	(368,612)	(821,920)	(320,233)	(788,240)
Limit of indebtness	(39,378)	(35,391)	(39,378)	(35,391)
Deferred taxes on temporary differences - non computed	541,655	643,990	539,449	636,190
(Losses)/ Reversal for deferred income and social contribution tax credits	(403,080)	44,691	(403,080)	44,691
Deferred taxes on foreign profit	(29,964)	(35,613)	(29,455)	(35,295)
Goodwill amortization of metalic		31,439		31,439
Tax incentives	14,358	22,673		18,145
Other permanent deductions (add-backs)	7,537	16,490	14,945	30,393
Income tax and social contribution in profit for the year	(409,109)	(266,546)	68,420	96,817
Effective tax rate	79%	-46%	118%	9%

Currently, there is no sufficient evidence to support the recognition of tax credits. For this reason, the Company maintains the tax credits arising from tax losses and negative basis of social contribution limited to 30% of the income tax and negative basis of deferred social contribution recognized in liabilities.

14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution maintained in noncurrent assets refer solely to tax losses and negative basis of social contribution and were limited to 30% of the income tax and deferred social contribution recognized in liabilities. The remaining balance of tax losses and negative basis of social contribution and the total temporary differences were written off and maintained in the Company’s tax books for future utilization and amounted, respectively, to R$ 3,044,137 and R$ 1,093,321 in 2017 and R$3,067,726 and R $ 1,095,848 in 2016.

					Consolidated
	Opening balance	Movement			Closing Balance
	12/31/2016	Shareholders ' Equity	Profit or loss	Others	12/31/2017

Deferred
Income tax losses	970,800		245,846	(79,412)	1,137,234
Social contribution tax losses	340,629		94,843	(28,588)	406,884
Temporary differences	(2,288,175)	26,778	(390,817)	(2,344)	(2,654,558)
- Provision for tax social security, labor, civil and environmental risks	256,936		12,963		269,899
- Provision for envieionmental liabilities	95,048		(8,197)		86,851
- Assets impairmant losses	93,908		(5,475)		88,433
- Inventory imparment losses	35,703		10,111		45,814
- (Gains )/ losses in financial instruments	(2,300)		1,388		(912)
- (Gains )/losses on available - for - sale financial assets	705,929	316,563			1,022,492
- Actuarial liability (pension and healthcare plan)	134,578	180,834	(41,065)	(1,289)	273,058
- Acrrued supplies and services	123,101		(55,385)		67,716
- Allowance for doubtful debts	42,008		5,208		47,216
- Goodwil on merger	815		(207)		608
- Unrealized ex change differences (1)	1,589,651	56,493	(134,992)		1,511,152
- (Gain) in control loss on Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	148,471	(13,992)			134,479
- Aquisition Fair Value SWT/CBL	(199,001)	(21,143)	26,833		(193,311)
- Deferred taxes non computed	(1,324,437)	(566,173)	(3,255)	(115)	(1,893,980)
- (Losses) estimated/ reversals to deferred taxes credits	(3,013,730)	82,769	(123,056)		(3,054,017)
- Business Combination	(1,072,824)		32,288		(1,040,536)
- Others	190,149	(8,573)	(107,976)	(940)	72,660
Total	(976,746)	26,778	(50,128)	(110,344)	(1,110,440)

Total Deferred Assets	70,151				63,119
Total Deferred Liabilities	(1,046,897)				(1,173,559)
Total Deferred	(976,746)				(1,110,440)

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					Parent Company
	Opening Balance	Movement			Closing Balance
	12/31/2016	Shareholders' Equity	Profit or loss	Others	12/31/2017

Deferred tax assets
Income tax losses	802,813		310,344	(79,496)	1,033,661
Social contribution tax losses	280,164		118,005	(28,620)	369,549
Temporary differences	(1,670,334)	56,494	(359,929)		(1,973,769)
- Provision for tax. social security, labor, civil and environmental risks	219,595		(4,467)		215,128
- Provision for environmental liabilities	92,802		(8,485)		84,317
- Asset impairment losses	62,398		(5,893)		56,505
- Inventory impairment losses	12,686		4,983		17,669
- (Gains)/losses in financial instruments	(2,300)		1,388		(912)
- (Gains)/losses on available-for-sale financial assets	705,929	316,563			1,022,492
- Actuarial liability (pension and healthcare plan)	137,023	180,834	(41,065)		276,792
- Accrued supplies and services	93,760		(38,038)		55,722
- Allowance for doubtful debts	27,714		5,454		33,168
- Unrealized exchange differences (1)	1,657,193	56,493	(120,099)		1,593,587
- (Gain) in control loss on Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	148,471	(13,992)			134,479
- Deferred taxes non computed	(1,115,571)	(566,173)			(1,681,744)
-(Losses) estimated/ reversals to deferred taxes credits	(3,013,730)	82,769	(123,056)		(3,054,017)
- Business Combination	(721,993)		22,610		(699,383)
- Deferred tax on CGPAR Business Combination	(22,609)				(22,609)
- Deferred tax on CGPAR purchase price allocation	1,340		(1,340)
- Other	139,138		(51,921)		87,217
Total	(587,357)	56,494	68,420	(108,116)	(570,559)

Total Deferred assets	(587,357)				(570,559)
Total Deferred	(587,357)				(570,559)

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(1) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2013 up to 2017 such foreign subsidiaries generated profits amounting to R$ 926,161. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 302,482.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

14.c) Impairment test - Deferred taxes

Annually, CSN performs a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering substantially the Company’s projections (98% of the consolidated amount) since the other group companies do not have material credits for purposes of this study. The parent company engages in the following businesses:

• Steel Brazil;

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

Natureza	Description
Tax losses	In recent periods, the Company started to incur in tax losses at the parent company level, mostly because of high financial expenses, as substantially all our loans and financings are on this level.
Exchange difference expenses

Since 2012 the Company opted by the taxation on a cash basis. As the Parent Company have operated without taxable profit (at the parent company level), it would not make sense to use this deductibility year by year (accrual basis). As a result of the cash basis tax treatment, taxes are only due and expenses are only deductible at the time of debt settlement.

Losses on Usiminas shares

The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment, expected to occur in the period projected to compensate the deferred taxes.

Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

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The study it is prepared based on the Company business plan of long-term in period reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

Taxable profit is obtained considering adjustments to pre-tax profits for the following main items:

•         Foreign Exchange differences: are expected to be offset against future profits based on the original in liquidation debts owed to third parties and rescheduling of intercompany debts (to match the periods of greater profitability);

•         Losses on Usiminas: the model assumed using the tax assets at the time of sale of the preferred shares (and realization of losses), exclusively;

•         Other provisions: in view of the unpredictability of the occurrence of losses for which we have recorded provisions, we assumed an even 10% utilization per year; and

•         Tax loss: utilization is limited under Brazilian law to 30% of the taxable income in a given year. Under Brazilian law income tax losses do not expire and may be used to offset future taxable income.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place.

On the other hand, as a negative factor, CSN has experienced income tax losses in most of the last five years resulting from the deterioration of the Brazilian political and macroeconomic environment, as well as due to the growth of financial leverage, which has unbalanced the relationship between operating and financial results at the parent company level.

In summary, the main positive and negative evidences we considered in making our projections were:

       i.    Positive aspects: Operating profit, non-expiration on tax losses benefit and extinguishment of the financial expenses arising from the elimination pre-existing relationship between Namisa and the Parent Company and dividends to be received from CSN Mineração.

      ii.    Negative aspects: history of tax losses, substantial generation of cash used for payment of debts and increase in iron ore costs since, from the business combination, the Parent Company started purchasing iron ore at market price from CSN Mineração and, pursuant to the Brazilian legislation, the utilization of the tax loss is limited to 30% of the taxable profit in the year.

The existence of tax losses generated in the last years is a material negative evidence for being objectively verifiable, and, consequently, more weight is given to this evidence than to others which may have subjectivity features, according to the interpretation of technical pronouncement IAS 12 / CPC 32.

Therefore, one considers that there are not sufficiently strong evidences that support the recording of the tax credits, that limits their recognition to 30% of the deferred tax liabilities.

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14.d) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Income tax and social contribution
Actuarial gains on defined benefit pension plan	171,473	30,234	175,649	33,400
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(175,649)	(33,400)	(175,649)	(33,400)
Changes in the fair value on available-for-sale financial assets	(525,107)	(33,796)	(525,107)	(33,796)
Actuarial gains and assets available for sale by incorporation	525,107	33,796	525,107	33,796
Exchange differences on translating foreign operations	(369,017)	(425,510)	(369,017)	(425,510)
Cash flow hedge accounting	134,478	109,813	134,478	109,813
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(134,478)	(109,813)	(134,478)	(109,813)
	(373,193)	(428,676)	(369,017)	(425,510)

15     Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 13, is as follows:

	Consolidated				Parent Company
	Current			Non-current		Current		Non-current
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Federal REFIS Law 11.941/09	12,552	11,956	20,083	19,779	9,173	9,173
Federal REFIS Law 12.865/13	5,984	5,572	56,381	57,905
Other taxes in installments	3,015	6,916	2,778	5,628	247	224	1,421	1,524
	21,551	24,444	79,242	83,312	9,420	9,397	1,421	1,524

16     PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

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	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Tax	113,451	119,523	52,542	62,035	55,285	70,979	36,709	48,831
Social security	74,522	62,574	50,098	48,614	72,542	61,594	50,098	48,614
Labor	451,173	485,422	202,104	186,823	345,878	381,255	160,603	156,978
Civil	148,212	137,857	22,752	23,179	121,742	110,420	10,527	16,395
Environmental	37,733	7,716	1,826	2,220	34,598	2,370	1,826	2,220
Deposit of a guarantee			10,029	8,387
	825,091	813,092	339,351	331,258	630,045	626,618	259,763	273,038

Classification:
Current	105,958	108,607			74,586	78,081
Non- current	719,133	704,485	339,351	331,258	555,459	548,537	259,763	273,038
	825,091	813,092	339,351	331,258	630,045	626,618	259,763	273,038

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2017 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2016	Additions	Net update on amount	Net utilization of reversal	12/31/2017
Tax	119,523	24,805	6,325	(37,202)	113,451
Social security	62,574	10,333	3,121	(1,506)	74,522
Labor	485,422	42,400	33,330	(109,979)	451,173
Civil	137,857	3,496	11,681	(4,822)	148,212
Environmental	7,716	33,549	221	(3,753)	37,733
	813,092	114,583	54,678	(157,262)	825,091

					Parent Company
					Current + Non-current
Nature	12/31/2016	Additions	Net update on amount	Net utilization of reversal	12/31/2017
Tax	70,979	17,487	2,518	(35,699)	55,285
Social security	61,594	8,307	2,641		72,542
Labor	381,255	33,921	22,776	(92,074)	345,878
Civil	110,420	2,040	9,282	-	121,742
Environmental	2,370	32,214	129	(115)	34,598
	626,618	93,969	37,346	(127,888)	630,045

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment and only proceedings for which the risk is classified as probable loss are accrued. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

Labor lawsuits

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As of December 31, 2017, the Group is a defendant in 8,778 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2017 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts.

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general, these proceedings arise from alleged damages to the environment related to the Company’s industrial activities.

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps. The main processes of environmental nature are listed below:

•       In 2010 we signed a Term for Undertaking (Termos de Ajustamento de Conduta ), or (“TAC”) with the State of Rio de Janeiro to study and make investments to update environmental control equipment at the steel plant UPV. In the TAC it was initially estimated investments in the amount of R$216 million, increased to R$260 million after the cost of projects was determined more precisely. In 2013 we signed an addendum to the TAC in order to enlighten certain issues, as well as to include further obligations established by the State Environmental Institute (“Instituto Estadual do Ambiente” or “INEA”), which resulted in additional investments of R$165 million, already made. The TAC signed in 2010 expired in 2015 and CSN, the State of Rio de Janeiro and INEA signed a new TAC in April 2016, which determined new investments amounting to R$178.5 million to adopt measures of adequacy at UPV, the payment of environmental fines of R$16 million and the amount of R$6.1 million as a compensatory measure to be applied in environmental programs in Volta Redonda. UPV was authorized to fully operate during the period this new TAC is in force by the protocol nº IN034283 (“Autorização Ambiental de Funcionamento” or “AAF”).

Within the context of the TAC signed in April 2016, upon the expiration of the environmental authorization, a renewal of the authorization was issued in December 2017 by the Deliberation CECA/CFL nº 6.141 under nº IN042958, allowing the full operation of UPV for 180 days which will expire on June 20, 2018. During this period we will continue seeking a final consensual solution to the environmental issues of UPV under discussion with the environmental institutions of the State of Rio de Janeiro.

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•       In July 2012, the Public Ministry of the State of Rio de Janeiro initiated a public civil action against us to require us to (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the Public Ministry. The aforementioned schedule was presented and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded at the end of April 2014. Also, we were notified as to indemnification actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages.

•       In August 2013, the Public Federal Ministry initiated a similar action as the one described above. Up to date we discuss the proper forum to judge both public civil actions.

•       With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain áreas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. These claims are at initial stage and we are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•       In 2015, the Public Federal Ministry initiated a public civil action against us claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. In accordance with CONAMA Resolution  n.º 436/2011, we have to adjust the emission of particles to match to the current legal standards required by December 2018. We are fully compliant with the environmental rules in force.

•       In 2016, we were notified as to a new public civil action jointly initiated by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claimings are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment. Due to the nature of this action and to the current stage of the pleading, this action is still considered as inestimable.

•       In 2004, the Public Federal Ministry initiated a public civil action against us for a supposedly environmental contamination and pollution of the Paraíba do Sul river caused by our industrial activities of UPV. The Court of the State of Rio de Janeiro maintained the condemnation previously given and reinforced the obligation of the Company to compensate eventual environmental damages. We appealed to the Superior Court of Justice which accepted the appeal and determined the pleading to return to the previous stage and nullified all the decisions previously given. A technical survey was also determined to be performed in the area.

•       A civil investigation is ongoing to assess (i) the environmental requisites to our project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our our environmental licenses, including the creation of a museum in Corumbá ecological station and the establishment of a Private Reserve of the Natural Heritage; and (iv) measures for preservation of the cultural heritage and adoption of compensatory measures. In February 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. The Ministerial Board has issued a clearance certificate to the major part of the TAC, except for three pending items that still remain open.

•       In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. We are currently under negotiation of a new execution schedule.

•       In relation to the mining activities matters, due to the accident involving a Brazilian mining company in November 2015, the State of Minas Gerais initiated several civil investigations based on the inventory of tailing dams of the State released in 2014. Those procedures seek to find structures not assured by external auditors due to technical unstability or the technical stability was not assured due to the lack of documentation or technical data.

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•       In March 2016 we were notified of a public civil action initiated against the State of Minas Gerais and the State Environmental Foundation (“FEAM”) questionning the stability of the structure of our tailing dam known as “BAIA 4” – a small structure built within the industrial area and used to collect particles generated during the process of ore filtration. That pleading was filed before the defense takes place due to out-of-date information. CSN was able to prove that BAIA 4 structure was steady which led to the filing of the action. In August 2016, we were notified of a new public civil action questionning the stability of the structure of our tailing dam known as “Dique do Engenho” (Engenho dam). We presented the documentation to the State authorities to prove the stability and safety of the Engenho dam “Dique do Engenho”. We expect this action to be also filed shortly.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on December 31, 2017 and 2016.

		Consolidated
	12/31/2017	12/31/2016
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA.	11,073,961	8,415,142

Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa	2,623,179	2,457,855

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,500,606	2,327,499

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011)	1,858,640	1,644,898

Tax foreclosures - ICMS - Electricity credits	920,306	838,192

Installments MP 470 - alleged insufficiency of tax losses	704,739	652,553

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,685,648	1,505,079

Disallowance of the ICMS credits - Transfer of iron ore	499,006	570,997

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	275,233	279,511

Disallowance of the tax losses arising on adjustments to the SAPLI	491,862	455,214

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	816,199	749,492

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	203,185	185,249

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	290,249	348,512

Other tax (federal, state, and municipal) lawsuits	3,065,131	2,727,258

Assessment Notice- ICMS – Questions about sales to incentive zone	170,330

Social security lawsuits	278,600	263,951

Law suit applied by Brazilian antitrust authorities (CADE)	98,189	96,316

Other civil lawsuits	1,111,944	814,440

Labor and social security lawsuits	1,569,712	1,138,155

Environmetal law suits - ACP TAC/PAC – Compliance with environmental obligations (1)	216,878	203,486

Tax foreclosures – fine of Volta Grande IV (2)	67,620	58,045

Others Enviromental lawsuits	117,858	113,741
	30,639,075	25,845,585

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(1)     In 1995, the Municipality of Volta Redonda filed a civil action requesting compliance with the requirements of the Environmental Compensation Program (PAC) agreed between the municipality and CSN. In May 2008, despite the fact that CSN had demonstrated its compliance with the TAC / 1995, involving an approximate amount of R$ 16 million, the Municipality of Volta Redonda disagreed and requested payment of the obligations considered by the Municipality as outstanding. After the initial discussions, the Municipality of Volta Redonda filed a petition to execute the allegedly unfulfilled items, in the original amount of R$ 172 million, which was duly contested by the Company. The First Instance Judge appointed a team of experts to determine the outstanding obligations and the respective value involved. Currently, the process is suspended, at the request of both parties, with a view to negotiations for a possible agreement.

(2)     On April 8, 2013, INEA imposed on CSN a fine of R$ 35 million in respect of the aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the civil suit filed in July 2012. In connection with the application of this fine, an annulment action was distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, seeking the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the fine imposed. The aforementioned Tax Enforcement action was distributed in May 2014 to the 4th Volta Redonda Active Debt Registry in the State of Rio de Janeiro. Currently, said enforcement action is suspended until the judgment of the annulment action, in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

17     PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Enviromental liabilities	255,517	273,475	248,306	265,772
Asset retirement obligations	81,496	73,589	612
	337,013	347,064	248,918	265,772

17.a) Environmental liabilities

As of December 31, 2017, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The discount rate used to calculate the provision to present value through December 31, 2017 was 10.54% in real terms. The liability recognized is periodically updated based on the general market price index (IGP-M) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in CPC 25.

17.b) Asset retirement

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Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore.

18     RELATED-PARTY BALANCES AND TRANSACTIONS

18.a) Transactions with holding companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49,21% of the voting shares.

Also integrating the Company’s control block are Rio Iaco Participações S.A., CFL Participações S.A. and Vicunha Têxtil, which hold interest in CSN’s voting capital of 4.29%, 0.29% and 0.36%, respectively.

Vicunha steel’s corporate structure is as follows:

Vicunha Steel S.A. – holds 67.92% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of National Steel S.A. and holds 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.24% of Vicunha Aços S.A. and holds 60% of Vicunha Steel S.A.

18.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-current		Total
	12/31/2017	12/31/2016	12/31/20017	12/31/2016	12/31/2017	12/31/2016
Assets
Trade receivables (note 5)	115,388	129,837			115,388	129,837
Dividends receivable (note 5)	41,528	37,679			41,528	37,679
Actuarial asset (note 7)			111,281	119,854	111,281	119,854
Financial investments/ investments	53	315,319			53	315,319
Loans (note7)	2,441		554,694	479,960	557,135	479,960
Other receivables (note 7)	3,577	5,768	30,770	32,020	34,347	37,788
	162,987	488,603	696,745	631,834	859,732	1,120,437
Liabilities
Other payables (note 13)
Accounts payable	57,008	10,927			57,008	10,927
Trade payables	81,063	50,623			81,063	50,623
Actuarial liabilities			41,937	28,004	41,937	28,004
	138,071	61,550	41,937	28,004	180,008	89,554

	12/31/2017	12/31/2016
P&L
Revenues
Sales	880,145	878,992
Interest (note 24)	61,549	60,964
Expenses
Purchases	(1,176,930)	(1,099,851)
Interest (note 24)		(3,185)
Foreing exchange and monetary variations, net		(18,398)
	(235,236)	(181,478)

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•      By company

											Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net		Total
										Exchange variation, net
Joint-venture and Joint-operation
Itá Energética S.A.				2,741		2,741		(32,275)			(32,275)
MRS Logística S.A.	40,828		40,828	100,749		100,749		(934,279)			(934,279)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	714		714	23,874		23,874	55	(150,758)			(150,703)
Transnordestina Logística S.A (1)	248	554,694	554,942	3,245		3,245	2,549	(7,916)	53,261		47,894
	41,790	554,694	596,484	130,609		130,609	2,604	(1,125,228)	53,261		(1,069,363)
Other related parties
CBS Previdência		111,281	111,281		41,937	41,937
Fundação CSN	1,829		1,829	518		518	13	(1,118)			(1,105)
Banco Fibra (2)	53		53						6,290		6,290
Usiminas				410		410		(427)			(427)
Panatlântica (3)	109,565	1,750	111,315	6,534		6,534	872,047	(43,949)			828,098
Ibis Participações e Serviços								(5,915)			(5,915)
Partifib Projetos Imobiliários	100		100				2,821				2,821
Vicunha Imóveis Ltda.								(232)			(232)
Vicunha Serviços Ltda.								(61)			(61)
	111,547	113,031	224,578	7,462	41,937	49,399	874,881	(51,702)	6,290		829,469
Associates
Arvedi Metalfer do Brasil S.A.	9,650	29,020	38,670				2,660		1,998		4,658
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008	880,145	(1,176,930)	61,549		(235,236)
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554	878,992	(1,099,851)	57,779	(18,398)	(181,478)

1.      Transnordestina Logística S.A: Assets: Refers mainly to contracts in R$: interest equivalent to 102.0% and 115.0% of CDI. On December 31, 2017, the borrowings carrying amounts totaled to R$507,009 (R$459,762 as of December 31, 2016).

2.      Banco Fibra S.A: Assets: Refers to financial investments in CDB and Time deposit at market rate.

3.      Panatlântica:Receivables from the sale of steel products.

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•         By transaction

	Parent Company
	Current		Non-current		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Assets
Trade receivables (1) (note 5)	831,993	1,034,098			831,993	1,034,098
Dividends receivable (note 5)	1,044,242	873,473			1,044,242	873,473
Actuarial asset (note 7)			95,898	109,106	95,898	109,106
Loans (note 7)	26,701	25,602	444,091	375,716	470,792	401,318
Short-term investments / Investments (2)	2,619	811,990	127,569	81,382	130,188	893,372
Other receivables (3) (note 9)	37,007	132,384	320,377	311,414	357,384	443,798
	1,942,562	2,877,547	987,935	877,618	2,930,497	3,755,165
Liabilities
Borrowings and financing
Prepayment (note 13)	72,019	72,128	4,856,104	4,876,840	4,928,123	4,948,968
Fixed Rate Notes (note 13)	27,450	27,044	3,436,385	3,385,587	3,463,835	3,412,631
Intercompany Loans (note 13)	1,113,411	149,654	1,620,921	2,719,420	2,734,332	2,869,074
	1,212,880	248,826	9,913,410	10,981,847	11,126,290	11,230,673
Other payables (note 13)
Trade payables (4)	295,094	182,810	49,254	67,940	344,348	250,750
Exclusive funds (2) (note 12)		121				121
Trade payables	146,631	141,048			146,631	141,048
Actuarial liabilities			41,937	28,004	41,937	28,004
	441,725	323,979	91,191	95,944	532,916	419,923

	12/31/2017	12/31/2016
P&L
Revenues
Sales others	3,170,697	3,050,152
Interest (note 24)	51,721	40,646
Exclusive funds (note 24)	47,683
Foreing exchange and monetary variations, net		2,325,086
Expenses
Purchases	(2,027,664)	(1,474,921)
Interest (note 24)	(525,483)	(528,547)
Foreing exchange and monetary variations, net	(145,425)
Exclusive funds (note 24)		(655,849)
	571,529	2,756,567

1.              Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

2.              Assets: Financial investments classified as current totaled to R$2,619 as of December 31, 2016 (R$811,990 at December 31, 2016) and the interests in Usiminas, classified as investments available for sale, located in non-current assets, amounted to R$127,569 (R$81,382 as of December 31, 2016).

3.              Current: Refers mainly to transfer of administrative expenses in the amount of R$ 29,559.

Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

4.              Current: Refers mainly to commission and logistics expenses related to sale of steel to be resaled by CSN LLC.

Non-current: Refers mainly to assignment of tax loss credits of income tax and social contribution related to FTL (Ferrovia Transnordestina Logistica)

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•       By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	197,654	121,336	318,990	11,140	196	11,336	641,501	(64,214)			577,287
Estanho de Rondônia S.A.	16,045	1,766	17,811	1,795		1,795	563	(26,722)	777		(25,382)
Sepetiba Tecon S.A.	20,484	96,747	117,231	24,762		24,762	75	(92,228)	2,350		(89,803)
Minérios Nacional S.A.		40,350	40,350
CSN Mineração S.A. (2)	1,270,493		1,270,493	54,830		54,830	102,679	(1,008,618)			(905,939)
CSN Energia S.A.	116		116	57,198		57,198		(339,432)			(339,432)
Ferrovia Transnordestina Logística S.A.	141	26,777	26,918		49,059	49,059	274			(5,576)	(5,302)
Companhia Siderúrgica Nacional, LLC (3)	232,505		232,505	238,579		238,579	867,434	(19,177)		3,597	851,854
CSN Europe Lda.									(2,157)	3,312	1,155
CSN Resources S.A. (4)				1,203,705	7,446,925	8,650,630			(453,467)	(124,085)	(577,552)
Lusosider Aços Planos, S.A.	63,503		63,503	170		170	680,575			7,759	688,334
CSN Islands XI Corp. (5)					1,058,560	1,058,560				(15,648)	(15,648)
CSN Islands XII Corp. (6)				9,175	1,407,924	1,417,099			(61,295)	(17,748)	(79,043)
CSN Ibéria Lda.									(8,564)	2,964	(5,600)
Companhia Florestal do Brasil	1,103	2,631	3,734
Stahlwerk Thüringen GmbH				22		22
	1,802,044	289,607	2,091,651	1,601,376	9,962,664	11,564,040	2,293,101	(1,550,391)	(522,356)	(145,425)	74,929
Joint-venture and Joint-operation
ITA Energética S.A	2,562		2,562
MRS Logística S.A.	20,419		20,419	30,759		30,759		(327,587)			(327,587)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	714		714	15,480		15,480	55	(98,010)			(97,955)
Transnordestina Logística S.A.	248	444,091	444,339						42,211		42,211
	23,943	444,091	468,034	46,239		46,239	55	(425,597)	42,211		(383,331)
Other related parties
CBS Previdência		95,898	95,898		41,937	41,937
Fundação CSN	1,829		1,829	55		55	13	(1,118)			(1,105)
Banco Fibra	53		53						4,385		4,385
Usiminas				401		401		(401)			(401)
Panatlântica	109,565	1,750	111,315	6,534		6,534	872,047	(43,949)			828,098
Ibis Participações e Serviços								(5,915)			(5,915)
Partifib Projetos Imobiliários	100		100				2,821				2,821
Vicunha Imóveis Ltda.								(232)			(232)
Vicunha Serviços Ltda.								(61)			(61)
	111,547	97,648	209,195	6,990	41,937	48,927	874,881	(51,676)	4,385		827,590
Associates
Arvedi Metalfer do Brasil S.A.	2,461	29,020	31,481				2,660		1,998		4,658

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	2,567	127,569	130,136						47,683		47,683

Total at 12/31/2017	1,942,562	987,935	2,930,497	1,654,605	10,004,601	11,659,206	3,170,697	(2,027,664)	(426,079)	(145,425)	571,529
Total at 12/31/2016	2,877,547	877,618	3,755,165	572,805	11,077,791	11,650,596	3,050,152	(1,474,921)	(1,143,750)	2,325,086	2,756,567

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Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

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1.     Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$197,654 and 121,336, respectively, as of December 31, 2017.

2.      CSN Mineração: Assets: Refers mainly to dividends to be received in the amount of R$1,019,381 and pass-through of administrative expenses of R$218,505. Liabilities: Account payables related to purchases of iron ore and port services.

3.      Companhia Siderurgica Nacional, LLC: On December 31, 2017 the carrying amounts of trade accounts receivable totaled R$232,505  (R$479,625 December 31, 2016), they are related to sale of steel to resellers.

4.      CSN Resources SA: Contracts in US dollars of Prepayment and Fixed Rate Notes. On December 31, 2017, the loans amounted to R$7,446,925 (R$8,495,912 on December 31, 2016).

5.      CSN Islands XI Corp.: Intercompany Contracts in US dollars. On December 31 2017, the loans amounted to R$1,058,560 (R$1,042,912 as of December 31, 2016).

6.      CSN Islands XII Corp.: Pre-payment contracts and Intercompany contracts in US dollars. On December 31, 2017, the loans amounted to R$1,417,099 (R$1,489,631 on December 31, 2016).

18.c) Other unconsolidated related parties

•       CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans.

•       Fundação CSN

Nowadays, the Company develops socially responsible policies concentrated in Fundação CSN, of which it is the founder. The transactions between the parties are related to the operational and financial support for Fundação CSN to conduct the social projects, developed mainly in the localities where the Company operates.

•       Ibis Participações e Serviços Ltda, Ibis Agraria e Partifib Projetos Imobiliários

These companies are under the control of a member of the Company's management.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., direct controller of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Taquari Asset

Belonging to the Vicunha Group, Taquari Asset is the group company responsible for managing third-party funds, funds and / or portfolios.

•         Companies under the control of a member of the Company’s management

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•       Ibis Participações e Serviços Ltda.

•       Ibis Agrária Ltda

•       Partifib Projetos Imobiliários Ltda.

•       Vicunha Imóveis Ltda.

•       Vicunha Serviços Ltda.

18.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2017.

	12/31/2017	12/31/2016
	P&L
Short-term benefits for employees and officers	39,721	71,852
Post-employment benefits	110	306
	39,831	72,158

(*) The remuneration of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

19     SHAREHOLDERS' EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2017 and December 31, 2016 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

19.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2017 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

19.d) Ownership structure

As of December 31, 2017, the Company’s ownership structure was as follows:

		12/31/2017			12/31/2016
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	303,590,364	21.88%	22.37%	323,546,664	23.32%	23.84%
BM&FBovespa	274,651,269	19.79%	20.24%	254,694,969	18.36%	18.77%
Total shares outstanding	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

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19.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

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Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of December 31, 2017, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 12/31/2017 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 253,765

(*) Using the last share average quotation on B3 - Brasil, Bolsa, Balcão as of December 31, 2017 of R$ 8.35 per share.

19.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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19.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	12/31/2017	12/31/2016

	Common Shares
(Loss)/ Profit for the year
Continued operations	10,272	(925,186)
Discontinued Operations		(9,561)
	10,272	(934,747)
Weighted average number of shares	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continued operations	0.00757	(0.68172)
Discontinued Operations		(0.00704)
	0.00757	(0.68876)

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share.

20     PAYMENT TO SHAREHOLDERS

The Company's Bylaws provide the distribution of 25% minimum dividends of adjusted net income under the law, to the shareholders. The dividends are calculated in accordance with the Company’s Bylaws and in accordance with the Brazilian Corporate Law.

On March 11,2015, the Board of Directors approved the proposal distribution of dividends the profit reserve account (statutory reserve of working capital), in the amount of R$275,000, corresponding to R$ 0,202633043 per share. Dividends were paid as of March 19, 2015, without monetary update.

The following table shows the history of deliberate and paid dividends:

Aproval		Payment
Approval Year	Dividends	Payment Year	Dividends
2014	700,000	2014	424,939
	-	2015	274,917
2015	275,000	2015	274,918
2016 (*)		2016	53
2017 (*)		2017
Total approved	975,000	Total paid	974,827

(*) There is no dividend deliberation on the year of 2016 and 2017.

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21     NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Gross revenue
Domestic market	11,487,011	10,206,195	10,685,246	9,628,237
Foreign market	9,980,572	9,571,630	2,388,838	1,733,999
	21,467,583	19,777,825	13,074,084	11,362,236
Deductions
Cancellad sales and discounts	(262,989)	(190,415)	(283,241)	(147,456)
Taxes on sales	(2,679,993)	(2,438,461)	(2,404,007)	(2,214,865)
	(2,942,982)	(2,628,876)	(2,687,248)	(2,362,321)
Net revenue	18,524,601	17,148,949	10,386,836	8,999,915

22   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Raw materials and inputs	(5,404,801)	(4,518,718)	(4,661,301)	(3,556,098)
Labor cost	(2,400,579)	(2,482,111)	(1,200,659)	(1,361,205)
Supplies	(1,451,437)	(1,384,437)	(1,068,413)	(987,635)
Maintenance cost (services and materials)	(1,145,974)	(1,203,294)	(641,618)	(683,891)
Outsourcing services	(3,424,439)	(3,492,520)	(1,101,368)	(1,014,438)
Depreciation, amortization and deplention	(1,408,765)	(1,278,816)	(642,833)	(596,443)
Others	(591,094)	(495,274)	(110,999)	(30,932)
	(15,827,089)	(14,855,170)	(9,427,191)	(8,230,642)

Classified as:
Cost of sales	(13,596,141)	(12,640,042)	(8,542,284)	(7,353,490)
Selling expenses	(1,815,107)	(1,696,896)	(680,386)	(612,917)
General and administrative expenses	(415,841)	(518,232)	(204,521)	(264,235)
	(15,827,089)	(14,855,170)	(9,427,191)	(8,230,642)

The depreciation, amortization and depletion additions for the year were distributed as follows:

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Production costs	1,376,862	1,241,425	618,189	568,988
Sales expenses	8,851	9,163	7,324	7,576
General and Administrative Expenses	23,052	28,228	17,320	19,879
	1,408,765	1,278,816	642,833	596,443
Other operating expenses (*)	44,570	43,681
	1,453,335	1,322,497	642,833	596,443

 (*) Refers mainly to the amortization of intangible assets, see note 23.

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23            OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Other operating income
Indemnities/gains on lawsuits	6,106	26,871	5,593	3,822
Rentals and leases	1,841	1,483	1,481	1,326
Dividends received	3,248	567	2,731	384
Untimely PIS/COFINS/ICMS credits		203,504		194,082
Contractual fines	2,970	2,501	1,746	1,145
Gain on business combination		66,496		66,496
Actuarial pension plan	36,952	48,790	28,605	41,868
Gain on sales of assets held for sale		252,023		252,023
Monetary adjustment related to the Eletrobrás's compulsory loan (*)	755,151		755,151
Other revenues	18,018	61,274	4,567	26,244
	824,286	663,509	799,874	587,390

Other operating expenses
Taxes and fees	(136,348)	(88,249)	(90,048)	(5,719)
Write-off/(Provision) of judicial deposits	(38,258)	(64,886)	(35,990)	(47,257)
Expenses with enviromental liabilities, net	(7,156)	(5,023)	1,707	(195)
Expenses from tax, social securities, labor, civil and enviromental law suits	(95,744)	(151,534)	(67,696)	(111,764)
Contractual fines		(16,624)	(783)	(15,699)
Depreciation of paralyzed equipament and amortization of intangible assets (note 22)	(44,570)	(43,681)
Write- off of PPE and intagible assests (notes 9 and 10)	(28,127)	(88,339)	(2,112)	(39,397)
(Losses)/ reversals estimated in inventories	(12,903)	(17,236)	(1,194)	804
Losses on spare parts	(2,872)	(12,080)	(2,402)	(5,688)
Studies and project engineering expenses	(32,956)	(31,156)	(30,376)	(29,601)
Research and development expenses	(3,944)	(2,269)	(3,944)	(2,269)
Advisory expenses	(3,419)	(20,865)	(2,701)	(20,851)
Healthcare plan expenses	(97,837)	(80,489)	(97,657)	(80,421)
Reversals (provision) of industrial restructuring	5,807	96,390		56,402
Cash flow hedge realized (note 12b)	(92,140)	(77,444)	(92,140)	(77,444)
Impairment of the fair value of Trasnordestina		(387,989)		(387,989)
Other expenses	(56,477)	(85,256)	(13,440)	(4,850)
	(646,944)	(1,076,730)	(438,776)	(771,938)
Other operating income and (expenses), net	177,342	(413,221)	361,098	(184,548)

(*) This is a net amount, certain and due, arising from the final judicial decision favorable to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in sentencing the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The final judicial decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the right to receive this value is certain. Thus, in line with our legal and accounting advisors, we recognize the credits in noncurrent assets against the result of Other Operating Revenues.

24            FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016

Financial income
Related parties (note 18b)	61,549	60,964	99,404	40,646
Income from short-term investments	162,292	301,401	77,654	97,762
Gain from derivative	28,503	5,829
Repurchase e of debt securities		146,214
Other income (*)	42,730	129,182	84,696	60,143
	295,074	643,590	261,754	198,551
Financial costs
Borrowings and financing - foreign currency	(827,841)	(930,508)	(226,780)	(224,460)
Borrowings and financing - local currency	(1,610,714)	(2,229,849)	(1,384,162)	(1,915,375)
Related parties (note 18b)		(3,185)	(525,483)	(1,184,396)
Capitalized interest (note 09 and 29)	91,957	215,794	21,308	127,675
Losses on derivatives		(362)
Interest, fines and late payment charges	(72,343)	(38,002)	(59,816)	(7,996)
Comission and banks fees	(159,088)	(155,249)	(142,102)	(127,549)
PIS/COFINS over financial income	(21,926)	(39,154)	(17,536)	(32,665)
Other financial expenses (**)	(142,296)	(102,450)	(112,448)	(71,758)
	(2,742,251)	(3,282,965)	(2,447,019)	(3,436,524)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(10,556)	7,865	(26,248)	7,804
Exchange rates, net	(5,665)	921,310	(69,214)	1,993,784
Exchange gain (losses) on derivatives	(229)	(812,227)
	(16,450)	116,948	(95,462)	2,001,588

Financial income (costs), net	(2,463,627)	(2,522,427)	(2,280,727)	(1,236,385)

Statement of gains and (losses) on derivative transactions
Future Dollar BM&F		(805,760)
Dollar - to - euro swap	(229)	(6,467)
	(229)	(812,227)
Fixed rate - to - CDI swap		(299)
CDI - to - fixed rate swap		(63)
Future DI	28,503	5,829
	28,503	5,467
	28,274	(806,760)

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(*) Refers substantially an updating of tax credits.

(**) Refers substantially IOF (tax on financial transactions) and provision for IRRF (Corporate Income Tax) / CSLL (Social Contribution on Profit).

25            SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

•                      Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining.

 The high quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

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Moreover, CSN controls the Estanho de Rondônia S.A., company with mining units and tin casting, in the state of Rondonia.

•                     Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I); and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co- generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999, that uses the residual gases produced by the steel mill itself.

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•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos/MG, where the Company already operates a clinker kiln using its limestone of a company-owned mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Profit per segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								12/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou)- (unaudited (*)	4,921,719	32,576,843				3,313,061	(5,359,571)
Net revenues
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Total Net Revenue (note 21)	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601
Cost of sales and services	(10,537,547)	(3,005,840)	(156,997)	(1,024,696)	(285,085)	(512,762)	1,926,786	(13,596,141)
Gross profit	2,421,476	1,615,131	81,243	391,916	122,586	(25,633)	321,741	4,928,460
General and administrative expenses	(963,822)	(158,958)	(27,943)	(94,921)	(27,098)	(80,823)	(877,383)	(2,230,948)
Depreciation (note 22)	658,587	490,805	15,752	294,571	17,265	121,801	(190,016)	1,408,765
Proportionate EBITDA of joint ventures							538,170	538,170
Adjusted EBITDA	2,116,241	1,946,978	69,052	591,566	112,753	15,345	(207,488)	4,644,447

Sales by geographic area
Asia	23,364	3,592,226					885,961	4,501,551
North America	2,009,337							2,009,337
Latin America	506,951							506,951
Europe	2,564,823	197,701						2,762,524
Others	35,996	1,776						37,772
Foreign market	5,140,471	3,791,703					885,961	9,818,135
Domestic market	7,818,552	829,268	238,240	1,416,612	407,671	487,129	(2,491,006)	8,706,466
Total	12,959,023	4,620,971	238,240	1,416,612	407,671	487,129	(1,605,045)	18,524,601

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								12/31/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou). - (unaudited)(*)	4,857,174	36,983,297				2,814,476	(4,062,774)
Net revenues
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Total Net Revenue (note 21)	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949
Cost of sales and services	(9,393,237)	(3,099,236)	(141,542)	(914,361)	(195,994)	(467,373)	1,571,701	(12,640,042)
Gross profit	2,122,671	1,482,667	66,180	405,546	73,101	23,235	335,507	4,508,907
General and administrative expenses	(914,927)	(185,149)	(25,180)	(83,020)	(25,196)	(74,528)	(907,128)	(2,215,128)
Depreciation (note 22)	679,074	461,287	13,430	227,792	17,140	73,030	(192,937)	1,278,816
Proportionate EBITDA of joint ventures							502,345	502,345
Adjusted EBITDA	1,886,818	1,758,805	54,430	550,318	65,045	21,737	(262,213)	4,074,940

Sales by geographic area
Asia	30,815	3,519,713					843,340	4,393,868
North America	1,891,865							1,891,865
Latin America	259,640							259,640
Europe	2,324,580	434,378						2,758,958
Others	28,921	85,784						114,705
Foreign market	4,535,821	4,039,875					843,340	9,419,036
Domestic market	6,980,087	542,028	207,722	1,319,907	269,095	490,608	(2,079,534)	7,729,913
Total	11,515,908	4,581,903	207,722	1,319,907	269,095	490,608	(1,236,194)	17,148,949

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•         Adjusted EBITDA

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	12/31/2017	12/31/2016
(Loss)/Profit for the year	111,229	(853,058)
Result from Discontinued Operations	-	9,561
Depreciation/amortization/depletion (note 22)	1,408,765	1,278,816
Income tax and social contribution (note 14)	409,109	266,546
Financial income( note 24)	2,463,627	2,522,427
EBITDA	4,392,730	3,224,292
Other operating income (expenses) (note 23)	(177,342)	413,221
Equity in results of affiliated companies	(109,111)	(64,918)
Proportionate EBITDA of joint ventures	538,170	502,345
Adjusted EBITDA (*)	4,644,447	4,074,940

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 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

26            EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, composed by the president and ten members, six chosen by CSN, and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan that was discontinued on September 16, 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the defined contribution modality, created also in September 2013.

As of December 31, 2016 CBS had 35,176 participants (34,051 as of December 31, 2016), of whom 20,734 were active contributors (19,442 as of December 31, 2016), 13,587 were retired employees (13,783 as of December 31, 2016), and 855 were related beneficiaries (826 as of December 31, 2016). Out of the total participants as of December 31, 2017, 11,367 belonged to the defined benefit plan, 12,567 to the mixed plan, 1,141 to the CBSPrev Namisa plan, and 10,101 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2017 and 2016 CBS held 20,143,031 common shares of CSN. The total plan assets of the entity amounted to R$5.1 billion as of December 31, 2017 (R$5.0 billion as of December 31, 2016). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans, called “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2016 and 2015, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

26.a) Description of the pension plans

Plan covering 35% of the average salary

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This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan if the participant has chosen to receive his benefit in the form of monthly income for life. This plan was discontinued on September 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

CBSPREV Namisa Plan

It is a Defined Contribution plan with benefits of risks during the activity (projection of the balances in case of disability or death and sickness / accident allowanced). It has been in operation since January 6, 2012, when it was created exclusively for the employees of Nacional Minérios S.A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them CSN Mineração S.A.

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan is closed since July 2017.

26.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

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The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

26.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC33(R1)/IAS19 -  Employee Benefits.

				Consolidated
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	Actuarial asset		Actuarial liabilities
Pension plan benefits	(111,281)	(119,854)	41,937	28,004
Post-employment healthcare benefits			866,784	691,262
	(111,281)	(119,854)	908,721	719,266

				Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	Actuarial asset		Actuarial liabilities
Pension plan benefits	(95,898)	(109,106)	41,937	28,004
Post-employment healthcare benefits			866,784	691,262
	(95,898)	(109,106)	908,721	719,266

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2017	12/31/2016
Present value of defined benefit obligation	3,077,849	2,872,442
Fair value of plan assets	(3,305,356)	(3,193,493)
Deficit(Surplus)	(227,507)	(321,051)
Restriction to actuarial assets due to recovery limitation	158,163	229,201
Liabilities (Assets), net	(69,344)	(91,850)
Liabilities	41,937	28,004
Assets	(111,281)	(119,854)
Liabilities(assets) recognized in the balance sheet, net	(69,344)	(91,850)

The movement in the present value of the defined benefit obligation during 2017 is as follows:

	12/31/2017	12/31/2016
Present value of obligations at the beginning of the year	2,872,442	2,430,381
Cost of service	1,285	1,244
Interest cost	322,359	311,361
Benefits paid	(284,777)	(264,287)
Actuarial loss/(gain)	166,540	393,743
Present value of obligations at the end of the year	3,077,849	2,872,442

The movement in the fair value of the plan assets during 2017 is as follows:

	12/31/2017	12/31/2016
Fair value of plan assets at the beginning of the year	(3,193,493)	(2,684,736)
Interest income	(360,013)	(345,521)
Benefits paid	284,777	264,287
Expected return on plan assets (excluding interest income)	(36,627)	(427,523)
Fair value of plan assets at the end of the year	(3,305,356)	(3,193,493)

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The amounts recognized in the income statement for the year ended December 31, 2017 and 2016 are comprised as follows:

	12/31/2017	12/31/2016
Cost of current service	1,285	1,244
Interest cost	322,359	311,361
Expected return on plan assets	(360,013)	(345,521)
Interest on the asset ceiling effect	26,843	22,189
	(9,526)	(10,727)
Total unrecognized costs (income) (*)	6	7
Total cost/ (income) recognized in the income statement	(9,532)	(10,734)
Total (income), net (*)	(9,526)	(10,727)

(*) Effect of the limit of paragraph 58 (b) of CPC33 (R1)/IAS19 - Employee Benefits.

The cost/(income) is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2017 is as follows:

	12/31/2017	12/31/2016
Actuarial losses and (gains)	166,540	393,743
Return on plan assets (less interest income)	(36,627)	(427,523)
Change in the asset’s limit (excluding the interest revenue)	(97,882)	41,796
	32,031	8,016
Actuarial losses and (gains) recognized in other comprehensive income	32,037	8,023
Unrecognized actuarial (gains)	(6)	(7)
Total cost of actuarial losses and (gains) (*)	32,031	8,016

(*) Actuarial (gain)/ loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, according paragraph 141 of CPC33(R1)/IAS19:

12/31/2017
(Gain)/Loss due to change in demographic assumptions	(3,488)
(Gain)/Loss due to change in financial assumptions	264,638
(Gain)/Loss due to experience adjustments	(94,610)
Return on plan assets (excluding interest income)	(36,627)
Change in the asset's limit (excluding the interest revenue)	(97,882)
Actuarial losses and (gains)	32,031

The main actuarial assumptions used were as follows:

	12/31/2017	12/31/2016
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Milênnium plan: 11.68%	Milênnium plan: 11.68%
	Plan 35% and Supplementation: 11.72%	Plan 35% and Supplementation: 11.72%
Inflation rate	5.00%	5.50%
Nominal salary increase rate	6.05%	6.56%
Nominal benefit increase rate	5.00%	5.50%
Rate of return on investments	Milênnium Plan: 10.42%	Milênnium plan: 11.68%
	Plan 35% :10.30% and Supplementation: 10.32%	Plan 35% and Supplementation: 11.72%
General mortality table	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Plan 35% and Supplementation: Light Média Millênnium Plan: Prudential (Ferr.retirement)	Average Light
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 5% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

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The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2017			12/31/2016
	BD Plan (*)	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45		19.55	20.45	19.55
Female	23.02		22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69		41.59	42.69	41.59
Female	46.29		45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2017		12/31/2016
Variable income	50,966	1.54%	62,904	1.97%
Fixed income	3,085,783	93.36%	2,966,272	92.88%
Real estate	44,083	1.33%	42,383	1.33%
Others	124,524	3.77%	121,934	3.82%
Total	3,305,356	100.00%	3,193,493	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

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Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2017 was R$41,544 (R$35,798 as of December 31, 2016).

26.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2017.

For the mixed supplementary benefit plan, contributions in the amount of R$26,170 are forecasted to be paid in 2018 for the portion of defined contribution and R$784 for the portion of defined benefit (risk benefit).

26.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2017 is as follows:

						12/31/2017
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	246	(320)	879	(919)	(656)	491
Effect on present value of obligations	(15,691)	15,342	(75,107)	82,773	(46,256)	49,545

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					330	(283)
Effect on present value of obligations					2,588	(2,221)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,799	(1,646)	8,896	(8,120)	5,555	(4,993)
Effect on present value of obligations	17,563	(16,073)	86,537	(79,006)	53,031	(47,660)

Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(1,045)	1,041	(4,623)	4,564	(894)	904
Effect on present value of obligations	(10,158)	10,116	(44,773)	44,205	(9,417)	9,425

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2017
Year 1	276,660
Year 2	285,841
Year 3	294,923
Year 4	303,858
Year 5	312,591
Next 5 years	1,682,216
Total forecast payments	3,156,089

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26.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2017	12/31/2016
Present value of obligations	866,784	691,262
Liabilities	866,784	691,262

The reconciliation of the healthcare liabilities is as follows:

	12/31/2017	12/31/2016
Actuarial liability at the beginning of the year	691,262	489,074
Expenses recognized in income for the year	77,269	62,342
Sponsor's contributions transferred in prior year	(72,192)	(70,411)
Recognition of loss/(gain) for the year	170,445	210,257
Actuarial liability at the end of the year	866,784	691,262

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2017	12/31/2016
Actuarial gain (loss) on obligation	170,445	210,257
Gain (loss) recognized in shareholders' equity	170,445	210,257

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2017	12/31/2016
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare were:

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	12/31/2017	12/31/2016
Biometrics and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Disability mortality table	Winklevoss with death probabilities reduced by 1% in all ages	Winklevoss with death probabilities reduced by 1% in all ages

Financial
Actuarial nominal discount rate	10.34%	11.73%
Inflation	5.00%	5.50%
Aging Factor	0.5% - 3.00% real a.a.	0.5% - 3.00% real a.a.
Health Care Cost Trend Rate	8.41%	8.93%
Claim Cost	1,001.69	698.57

26.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2017 is as follows:

		12/31/2017
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	660	(723)
Effect on present value of obligations	(33,996)	36,985

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	8,150	(6,698)
Effect on present value of obligations	78,813	(67,670)

	Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,059)	2,040
Effect on present value of obligations	(19,906)	19,728

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2017
Year 1	75,009
Year 2	78,161
Year 3	81,121
Year 4	83,850
Year 5	86,296
Next 5 years	456,301
Total forecast payments	860,738

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27            COMMITMENTS

27.a) Take-or-pay contracts

As of December 31, 2017 and 2016, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2016	2017	2018	2019	2020	2021	After 2021	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	856,838	957,373	877,288	877,288	854,609	732,391	3,602,687	6,944,263

Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	621,551	563,743	246,624	36,159	36,159	36,159		355,101

Processing of lag generated during pig iron and steel production	49,487	8,880	6,012	6,012	6,012	6,012	7,515	31,563

Manufacturing, repair, recovery and production of ingot casting machine units.	36,765	52,103	18,118	5,665				23,783

	1,564,641	1,582,099	1,148,042	925,124	896,780	774,562	3,610,202	7,354,710

27.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2017 fall due according to the schedule set out in the following table:

Company / Concession
	Type of service	2018	2019	2020	2021	After 2021	Total
FTL (Ferrovia Transnordestina Logística)	30 - year concession granted on December 31,1997, renewable for another 30 years, to develop public service and operating the raiw ay system in northeastern Brazil.The northeastern raiway system covers 4.238 Kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	9,069	9,069	9,069	9,069	54,414	90,690

Tecar	Concession to operate the TECAR a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession had an antecipated renew al and it will expires in 2047.	107,296	107,296	107,296	107,296	2,789,696	3,218,880

Tecon	25-year concession started in July 2001. On May 10, 2017, was approved the Decree nº 9,048, which changes de concession extension period for port operations. It was established that the requested extension period, added to the initial period, cannot exceed 70 years	30,958	30,958	30,958	30,958	139,309	263,141

		147,323	147,323	147,323	147,323	2,983,419	3,572,711

27.c) Projects and other commitments

•                     Transnordestina project

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The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A., the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) contribution of capital by CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree nº 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, up to 50% of the debentures maybe converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, forbade new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was withdrawn unanimously by the members of this court, with the continuity of investments planned having been restored.

By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union forbade new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon and the flow of investments planned can be restored.

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is not final decision on the merit.

In relation to the rail network I, operates by Ferrovia Transnordestina Logística S.A.(“FTL”) -  there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Conduct Adjustment Agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. ANTT decided to file an administrative proceeding to investigate the non-compliance with the concession agreement and, if the irregularity is proved, it can apply the related penalties, among them the forfeiture. The Concessionaire has not appealed against such decision, and the proceeding is at the finding-of-facts stage and, so far, there is no final decision on the merit.

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28            INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, CSN Mineração, and Sepetiba Tecon. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29            ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Income tax and social contribution paid	268,847	456,227
Addition to PP&E with interest capitalization (note 9 and 24)	91,957	215,794	21,308	127,675
Acquisition of fixed assets trough loan	4,265	7,437
Capitalization in subsidiaries without cash	20,264		80,686	52,419
	385,333	679,458	101,994	180,094

30            COMPREHENSIVE INCOME STATEMENT

		Consolidated		Parent Company
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
(Loss)/ Profit for the period	111,229	(853,058)	10,272	(934,747)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes		87	2,168	5,403
Actuarial (losses)/gains on defined benefit pension plan	(203,022)	(219,417)	(206,275)	(227,352)
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan		(2,619)
	(204,107)	(221,949)	(204,107)	(221,949)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	170,342	(486,890)	170,342	(486,890)
Assets available for sale	847,849	711,942	847,849	711,942
(Loss) / gain on the percentage change in investments	2,814	1,299	2,814	1,299
(Loss)/gain on cash flow hedge accounting	(50,987)	1,005,968	(50,987)	1,005,968
Realization of cash flow hedge accounting reclassified to income statements		77,444	92,140	77,444
(Loss)/gain on investments hedge of investments in subsidiaries			(39,893)	77,952
(Loss)/gain on foreing investment hedge	(39,893)	77,952
(Loss)/gain on business combination	4,415		4,415
	1,026,680	1,387,715	1,026,680	1,387,715

	822,573	1,165,766	822,573	1,165,766

Total compreensive income for period	933,802	312,708	832,845	231,019

Attributable to:
Participation of controlling interest	832,845	231,019	832,845	231,019
Participation of non - controlling interest	100,957	81,689
	933,802	312,708	832,845	231,019

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31            INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s executive published in the press in April 2017, based on testimonials to the Court, the Audit Committee decided to engage a specialized forensic service to conduct an external independent investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract on which there would have been alleged undue payments, in the form of bonus, in order to reimburse payments made to political parties), as well as to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the issues investigated. Consequently, the Company understands that there is no basis to justify the recording of any provision for losses or the disclosure of contingency. In October 2017, following what was determined by the Federal Supreme Court in Brazil, the Federal Police Department initiated an investigation to clear the facts mentioned in the given testimony. Until this date, nothing was confirmed by the investigation.

32            EVENTS AFTER THE REPORTING PERIOD

•       Debt renegotiation

In February 2018 the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil S.A. (“BB”) related to the issuance of its own Export Credit Notes as well as the issuances of its subsidiary CSN Mineração, moving maturity dates from 2018 through 2022 to dates until December 2024, giving as collateral some of our preferred shares of Usiminas (USIM5). Additionally, the Company is under similar negotiation with Caixa Econômica Federal (“CEF”) to postpone maturity dates of its debt, having the primary conditions favorably appreciated by the Directive Council of CEF.

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•       Debt issuance

In February 2018 the Company issued debt instruments (“Notes”) through its wholly-owned subsidiary CSN Resources S.A. in the amount of US$350 million, with maturity date in 2023 and annual interests of 7.625%. In conjunction with the debt issuance, the Company made a repurchase offer (“Tender Offer”) of the outstanding Notes previously issued by CSN Islands XI Corp and CSN Resources S.A., wholly-owned subsidiaries of the Company, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

• Debt Amortization

The Company paid in advance on February 15 and March 5, 2018 the amounts of US $ 208 million and US$ 148 million, respectively, of foreign debt ("Bonds") totaling US$ 356 million.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

1)     Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)        Purpose of Projection

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)        Period and validity term of the projection.

For the year 2018, is projected Net Revenue of R$22.2 billion, an adjusted EBITDA close to R$5.6 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2018, that will be available to the market within the period established by the local authority.

From 2018 to 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

c)        Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Net Revenue

The assumptions used to project the estimated Net Revenue for 2018 is 20% above when compared to the previous year.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA  20% above in 2018, consider the best average prices for flat and long steel in the domestic and foreign markets, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts) of iron ore will remain the same in 2018 when compared to the previous year.

Leverage 15 months

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months, is based on an increase of the adjusted EBITDA in 2018 and 2019, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

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d)   Values of the indicators that are subject of the forecast.

Net Revenue Estimated	2016 n.a.	2017 E 18,000	2018 E 22,230	2019 E n.a.
Reached	17,149	18,525	n.a.	n.a.
Variation %	-	3%	-	-
Adjusted EBITDA	2016	2017 E	2018 E	2019 E
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	n.a.	n.a.
Variation %	-	-7%	-	-
Leverage	2016	2017 E	2018 E	2019 E
Estimated	n.a.	5.00x	n.a.	3.50x
Reached	6.32x	5.66x	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.
*E = estimated
**n.a = not evaluated or estimated

2)     If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)    In the form, inform which were being replaced by new projections and which were being repeated.

New estimates:

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.  Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)   In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2017, Net Revenue was 3% higher than the previous estimate, due to the better steel prices.

In 2017, the Adjusted EBITDA was 7% lower than the previous estimate, due to the fact that mining presented an adjusted EBITDA lower than expected in 4Q17.

In 2017, leverage was 13% higher than expected, due to the lower Adjusted EBITDA and exchange-rate appreciation that affected our dollar-debt position, resulting in an above average leverage ratio.

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Estimates in progress:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

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INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Management, Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2017, and the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as at December 31, 2017, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.d) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in Note No 8.c) to the financial statements, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our opinion regarding this matter is not qualified.

Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Continuity of jointly-controlled subsidiary Transnordestina Logística S.A. as a going concern” section, we determined that the matters described below are the key audit matters that should be communicated in our report.

1. Financial leverage and risk of liquidity and going concern

Notes Nos. 1 and 11.

Why the matter was determined to be a KAM

A substantial part of the funds and investments necessary for the development of the Company’s activities derives from financing. As at December 31, 2017, the amount of borrowings, financing and debentures with third parties, recognized in current and noncurrent liabilities amounted to R$29,033 million (Parent) and R$29,511 million (consolidated).

As at December 31, 2017, the Company recorded negative net working capital in Parent in the amount of R$1,534 million, which might give rise to doubt as to its ability to continue as a going concern. However, as at December 31, 2017, the Company recorded positive net working capital of R$1,211 million, on a consolidated basis. As described in Note 1, the financial leverage may significantly affect the Company’s businesses.

As the main item accounting for the high financial leverage, financial instruments represented by liabilities, namely borrowings, financing and debentures, since 2015 Management plans to restructure debts and decrease the financial leverage ratio by selling non-strategic assets. Such actions may include sales of assets, renegotiation of borrowings, debt restructuring, among others. This matter was considered a critical and risk area in our audit approach due to its relevance for the continuity of the Company’s operations and the materiality of the debts in relation to the financial statements as a whole. Additionally, borrowings, financing and debentures require, in some cases, compliance with covenants and other restrictive conditions that, if not met, may cause the individual and consolidated financial statements to be materially misstated.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•       Understand the policies and measures adopted by Management to manage and prepare the cash flow;

•       Discuss the business plans and actions taken to renegotiate debts with Management;

•       Evaluate the design and structure of the internal controls implemented by Management to control and recognize liabilities from borrowings, financing and debentures;

•       Test changes in new capitalization and amortization and in recalculations of finance charges and evaluate the classification between current and noncurrent liabilities;

•       Mail confirmation letter to confirm balances with creditors and trustees;

•       Analyze and test adherence to covenants and other restrictive conditions to determine that the Company was performing;

•       Check, through documental analysis, agreements and amendments supporting debt renegotiation occurred in a period subsequent to the date of our report; and

•       Analyze the disclosures required in the individual and consolidated financial statements.

As a result of auditing procedures performed, we understand that the criteria end assumptions adopted by the Company to recognize borrowings, financing and debentures and its evaluation of the Company’s ability to continue as a going concern were appropriately addressed and disclosed in the context of the individual and consolidated financial statements taken as a whole.

2. Provision for risks related to lawsuits and administrative proceedings

Note No 16.

Why the matter was determined to be a KAM

The Company is a defendant in tax, civil and labor lawsuits arising from the normal course of its activities. This area requires Management to make judgments and critical evaluations, supported by the opinion of the Company’s legal counsel, in determining the estimates related to the recognition of assets and liabilities, measuring the involved amounts, assessing the likelihood of loss on lawsuits and appropriately disclosing the existing proceedings and pending litigation.

The total provision amount recorded in the financial statements amounts to R$630 million and R$825 million, Parent and consolidated, respectively, as at December 31, 2017. Additionally, certain laws and regulations in Brazil are highly complex and, therefore, the measurement, recognition and disclosure of the provision for risks related to lawsuits and administrative proceedings, processes and/or, in certain cases, adherence to laws and regulations, requires a certain level of judgment by the Company and its subsidiaries to record estimates of losses and make disclosures in the individual and consolidated financial statements.

Due to the relevance, complexity and judgment involved in the evaluation, measurement and definition of the timing to recognize and disclose lawsuits and litigation at the various levels of discussion, as well as any impacts that such processes and estimates may cause on the individual and consolidated financial statements taken as a whole (including when lawsuits are assessed as possible and probable loss, since a change in the likelihood of loss or in the assessment criteria may have impacts on the financial statements in terms of provision and/or recognition of assets). Accordingly, we consider this matter as a key audit matter.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•       Evaluate the design of the structure of the internal control related to the identification, evaluation, measurement and disclosure of the provision for risks relating to judicial and administrative lawsuits, including those related to compliance with laws and regulations;

•       Evaluate, on a testing basis, the sufficiency of the provisions recognized and the amounts of contingencies disclosed by evaluating the criteria and assumptions used in their measurement methodology, considering data and historical information and, also, the assessment of the Company’s internal and external legal counsel, obtained by means of confirmation.

•       For tax lawsuits, our approach included the involvement of our tax specialists in assessing the grounds and information on likelihood of success provided by the respective legal counsel (to the extent we deemed necessary), in addition to documentation and information relating to the main tax and labor matters involving the Company;

•       Discuss with the Company´s internal and external legal counsels;

•       Obtain independent opinions on relevant matters that, in Company´s evaluation, could have a significant impact on the individual and consolidated financial statements;

•       Evaluate the disclosures made in the financial statements to determine that they are in accordance with the rules applicable and provide information on the nature, exposure and amounts accrued or disclosed relating to the main tax, labor and civil matters in which the Company is involved.

Based on our audit approach and procedures performed and evidence obtained, we understand that the criteria and assumptions adopted by the Company to record and disclose the estimates and risks related to pending lawsuits at different court levels are appropriate in the context of the individual and consolidated financial statements taken as a whole.

3. Recoverable value of investment in jointly-controlled subsidiary

Note No 8.

Why the matter was determined to be a KAM

The Company has investment in jointly-controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as at December 31, 2017, including gain on loss of control, in the amount of R$1,473 million, whose recoverable value should be tested for impairment annually, as required by technical pronouncement CPC 01(R-1) – Impairment of assets. As mentioned in such note, the jointly-controlled subsidiary performs impairment tests, which involves a high degree of subjectivity and judgment by Management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. The Company, as an investor, also conducts its evaluation, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, this matter was considered an area of risk due to the uncertainties inherent in the process to determine the estimates and judgments involved in preparing future cash flows and flows of dividends discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the realization of the asset.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•       Evaluate the design of the structure of internal controls implemented by Management related to impairment testing;

•       Examine the analysis prepared by Management supported by our internal specialists to verify the reasonableness of the model used in Management´s assessment, by means of an independent analysis;

•       Inquire the Company’s Management and TLSA’s executives and verify the available evidence of the progress of the discussions for release of funds by controlling shareholders so that works may be resumed and release of funds by Federal Government agencies and related entities;

•       Analyze the disclosures required in the individual and consolidated financial statements;

•       Evaluate if the disclosures in notes are consistent with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Supplemental information – Statement of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporation Law for public companies and considered supplemental information by IFRS (which does not require the presentation of a DVA) have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in CPC 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the corresponding comparative figures

The Company’s individual and consolidated financial statements for the year ended December 31, 2016 were audited by another independent auditor who issued an unqualified report thereon dated October 27, 2017, containing an emphasis regarding the restatement of the individual and consolidated financial statements as at December 31, 2015 and the ability of the jointly-controlled subsidiary Transnordestina Logística S.A. (“TLSA”) to continue as a going concern, which is also an emphasis of matter in this report.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not, and will not, express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the company and its subsidiaries or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition:

•       Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;

•       Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•       Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit and, consequently, for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 26, 2018

Nelson Fernandes Barreto Filho

Assurance Partner

Grant Thornton Auditores Independentes

Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The Audit Committee met to review the Company's Financial Statements for the fiscal year ended December 31, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

Afterward, the Audit Committee received the representatives of Grant Thornton Independent Auditors, that reported the conclusion of the Company’s Financial Statement auditing process for the fiscal year ended December 31,2017.

After reviewing and discussing about the audited financial statements and the Annual Management Report, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and reviewed and decided to recommend to the Board of Directors that the audited Financial Statements for the fiscal year ended December 31, 2017 shall be submitted to the approval of the General Meeting.

São Paulo, March 26 th, 2018.

Antonio Bernardo Vieira Maia

Fernando Perrone

Yoshiaki Nakano

Claudia Maria Sarti – Secretary

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the fiscal year ended December 31,2017.

São Paulo, March 26 th, 2018.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the fiscal year ended December 31,2017.

São Paulo, March 26 th, 2018.

____________________________________________

Benjamin Steinbruch

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2017 – CIA SIDERURGICA NACIONAL

Version: 1

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.